The information contained in this preliminary prospectus supplement and the accompanying prospectus relates to an effective registration statement under the Securities Act of 1933 and is subject to change. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

File Number: 333-139889

SUBJECT TO COMPLETION, DATED JUNE 25, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated January 10, 2007)

RAIT FINANCIAL TRUST

                     Shares

    % Series C Cumulative Redeemable Preferred Shares

of Beneficial Interest

We are offering              of our             % Series C cumulative redeemable preferred shares of beneficial interest, par value $0.01 per share. We will pay cumulative dividends on the Series C preferred shares from and including the date of original issuance in the amount of $             per share each year, which is equivalent to         % of the $25.00 liquidation preference per share. However, during any period of time that both (i) the Series C preferred shares are not listed on the New York Stock Exchange, or NYSE, the American Stock Exchange, or AMEX, or the NASDAQ Stock Market, or NASDAQ, and (ii) we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, but Series C preferred shares are outstanding, we will increase the cumulative cash distributions payable on the Series C preferred shares to a rate of         % per year of the $25.00 liquidation preference (equivalent to $             per year per share). Dividends will be payable quarterly in arrears. The initial dividend payment date for any Series C preferred share shall be October 1, 2007 and the amount of the dividend payable on October 1, 2007 on any of these shares shall be calculated from the earliest date of original issuance of any Series C preferred share. The first dividend will be for less than a full quarter and pro rated accordingly. Holders of the Series C preferred shares will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

If at any time both (i) the Series C preferred shares cease to be listed on the NYSE, the AMEX or the NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, but Series C preferred shares are outstanding, we will have the option to redeem the Series C preferred shares, in whole but not in part, within 90 days of the date upon which the Series C preferred shares cease to be listed and we cease to be subject to such reporting requirements, for cash at $25.00 per share, plus accumulated and unpaid distributions, if any, to the redemption date.

Except as described above, we may not redeem the Series C preferred shares before July     , 2012, except to preserve our tax status as a real estate investment trust. On or after July     , 2012, we may, at our option, redeem the Series C preferred shares, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to and including the redemption date. The Series C preferred shares have no stated maturity date, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities.

No market currently exists for our Series C preferred shares. We have applied to list the Series C preferred shares on the NYSE under the symbol “RAS PrC,” subject to official notice of issuance. Our common shares of beneficial interest, par value $0.01 per share, are listed on the NYSE under the symbol “RAS.”

Investing in our Series C preferred shares involves risks. You should read the section entitled “ Supplemental Risk Factors” beginning on page S-8 of this prospectus supplement, and the risk factors in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2006 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 before buying our Series C preferred shares.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option exercisable within 30 days of the date of this prospectus supplement to purchase up to an additional              Series C preferred shares at the public offering price, less the underwriting discount, solely to cover over-allotments, if any.

We expect that the Series C preferred shares will be ready for delivery on or about July     , 2007.

Sole Book-Running Manager

Bear, Stearns & Co. Inc.

Piper Jaffray	RBC Capital Markets	Stifel Nicolaus

Friedman Billings Ramsey

The date of this prospectus supplement is June     , 2007

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Series C preferred shares we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, provides more general information about the various securities that we may offer from time to time, some of which may not apply to the Series C preferred shares we are offering hereby. You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained or incorporated by reference in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus and any additional offering materials we provide. The information in this prospectus supplement replaces any inconsistent information in the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement is current as of the dates the information is presented, and our business, financial condition, results of operations and prospects may have changed since those dates.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “RAIT,” “we,” “us,” and “our” or similar terms are to RAIT Financial Trust and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov. Unless specifically listed in “Incorporation of Certain Information by Reference,” the information contained on the SEC website is not intended to be incorporated by reference in this prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Certain information about us is “incorporated by reference” to reports and exhibits we file with the SEC that are not included in this prospectus supplement. We disclose important information to you by referring you to these documents. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below that we have filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2006 filed on March 1, 2007, which incorporates certain sections of our Definitive Proxy Statement on Schedule 14A filed on April 10, 2007.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 filed on May 4, 2007.

•

Current Reports on Form 8-K filed on January 4, 2007, January 10, 2007, January 24, 2007, January 25, 2007, April 12, 2007, April 13, 2007, April 18, 2007, May 24, 2007, June 8, 2007 and June 25, 2007 and on Form 8-K/A filed on January 4, 2007.

•	The description of our common shares of beneficial interest, or common shares, contained in our Registration Statement on Form 8-A/A dated January 23, 2002.

•

The description of our 7.75% Series A cumulative redeemable preferred shares of beneficial interest, or Series A preferred shares, contained in our Registration Statement on Form 8-A/A dated April 12, 2004.

•

The description of our 8.375% Series B cumulative redeemable preferred shares of beneficial interest, or Series B preferred shares, contained in our Registration Statement on Form 8-A/A dated October 26, 2004.

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, on or after the date of this prospectus supplement and prior to the termination of the offering made pursuant to this prospectus supplement are also incorporated herein by reference and will automatically update and supersede information contained or incorporated by reference in this prospectus supplement. Nothing in this prospectus supplement shall be deemed to incorporate information furnished to but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit to Form 8-K).

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

RAIT Financial Trust

Attention: Andres Viroslav

Vice President and Director of Corporate Communications

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Telephone: (215) 861-7900

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements may be made directly in this prospectus supplement and they may also be incorporated by reference in this prospectus supplement to other documents filed with the SEC, and include, but are not limited to, statements about the benefits of the recent business combination transaction involving us and Taberna Realty Finance Trust, or Taberna, statements about future financial and operating results and performance, statements about our plans, objectives, expectations and intentions with respect to future operations, products and services, and other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the risk factors discussed and identified in this prospectus supplement and in our public filings with the SEC which we incorporate by reference in this prospectus supplement;

•	the businesses of RAIT and Taberna may not be integrated successfully, or such integration may take longer, be more difficult, time-consuming or costly to accomplish than expected;

•	the expected growth opportunities and cost savings from our merger with Taberna may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following our merger with Taberna may be greater than expected;

•	adverse governmental or regulatory policies may be enacted;

•	management and other key personnel may be lost;

•	competition from other real estate investment trusts, or REITs, and other specialty finance vehicles may increase;

•	we may be unable to obtain adequate capital and other funding for operations at attractive rates or otherwise;

•	fluctuations in interest rates and related hedging activities against such interest rates may affect our revenues and the value of our assets;

•	covenants in our financing arrangements may restrict our business operations;

•

RAIT and Taberna may fail to maintain qualification as REITs or penalty taxes may be imposed on RAIT and Taberna under the REIT provisions of the Internal Revenue Code of 1986, as amended, or the Code;

•	we may be unable to acquire eligible securities for collateralized debt obligation, or CDO, and other securitization transactions on favorable economic terms;

•	adverse market trends may affect the value of real estate and other securities that are used as collateral in CDO and other securitizations;

•	borrowing costs may increase relative to the interest received on our investments;

•

we or any of our subsidiaries may fail to maintain exemptions under the Investment Company Act of 1940, which would subject us to significant restrictions on our operations, governance and ability to use financing;

•

geographic, sector or property type concentrations in investment portfolios of mortgage loans and real estate related securities could be adversely affected by economic factors unique to such concentrations;

•

the market value of real estate that secures mortgage loans could diminish due to factors outside of our control such as natural disasters, changes in neighborhood values, competitive overbuilding, weather, casualty losses, occupancy rates and other similar factors;

•	changes in the market for trust preferred securities, which is a material source of the collateral underlying Taberna’s CDOs, may adversely affect our operations; and

•	general business and economic conditions could adversely affect credit quality and loan originations.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement or the date of any document incorporated by reference in this prospectus supplement. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

v

PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all of the information that is important to you. Before making a decision to purchase Series C preferred shares, you should carefully read this entire prospectus supplement and the accompanying prospectus, especially the “Supplemental Risk Factors” section on page S-8 of this prospectus supplement and the risk factors in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2006 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, and incorporated by reference herein, and other documents incorporated by reference in this prospectus supplement and in the accompanying prospectus. Unless otherwise indicated, financial information included in this prospectus supplement is presented on a historical basis.

OUR COMPANY

We are a specialty finance company that provides a comprehensive set of debt financing options to the real estate industry. We originate and invest in real estate-related assets that are underwritten through an integrated investment process. We conduct our business through our subsidiaries, RAIT Partnership, L.P., or RAIT Partnership, and Taberna Realty Finance Trust, or Taberna, as well as through their respective subsidiaries. We are a self-managed and self-advised Maryland REIT. Taberna is also a Maryland REIT. We acquired Taberna in a merger completed in December 2006.

We originate and invest in the following asset classes:

•	commercial mortgages, mezzanine loans and other loans;

•	trust preferred securities, or TruPS, and subordinated debentures;

•	residential mortgage loans;

•

mortgaged-backed securities, including residential mortgage-backed securities, or RMBS, commercial mortgage-backed securities, or CMBS, unsecured REIT notes and other real estate-related debt securities; and

•	real estate investments and preferred equity interests in entities that own real estate.

We generate our income from a combination of the interest and dividend income from our investment portfolio, the fees from originating, structuring and managing our assets, rents and gains on the dispositions of our investments.

We finance a substantial portion of our portfolio investments through borrowing and securitization strategies that seek to match the payment terms, interest rates and maturity dates of our financings with the payment terms, interest rates and maturity dates of those investments. We seek to mitigate interest rate risk through derivative instruments. Our net income is generated primarily from our net investment income, which is the difference between the interest and dividend income we earn on our investment portfolio and the cost of financing our investment portfolio, which includes the interest expense, fees, and related expenses that we pay on our borrowings and the cost of the interest rate hedges that we use to manage our interest rate risk. The cost of borrowings to finance our investments comprises a significant part of our expenses. Our net investment income depends on our ability to control these expenses relative to our revenues. We primarily use warehouse agreements and repurchase agreements as short-term financing sources, and collateralized debt obligations, or CDOs, and, to a lesser extent, secured and unsecured lines of credit as long-term financing sources.

Core components of our business include a robust origination network, a disciplined credit underwriting process and, through our ownership of Taberna, an ability to finance our business more efficiently through the use of CDO transactions. Our extensive origination network allows us to lend to real estate borrowers internationally on a secured and unsecured basis, including through TruPS, bridge loans, and mezzanine lending. A broad referral network in both North America and Europe supports our origination platform. Our credit underwriting involves an extensive due diligence process that seeks to identify risks related to each proposed investment before an investment decision is made and, thereafter, to monitor each investment on a continuous basis. As a result of our acquisition of Taberna, we have a platform that we believe will allow us to structure CDO transactions and similar financing arrangements to finance asset growth. We expect that the use of CDOs will enable us to match the interest rates and maturities of our assets with the interest rates and maturities of our financing, thereby reducing interest rate volatility risk. We also believe that the use of CDOs will lower our overall cost of funds by providing access to a global network of fixed income investors and allow us to compete with larger institutions providing loan products similar to ours.

Our principal executive offices are located at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104 and our telephone number is (215) 861-7900. Our internet address is http://www.raitft.com. We do not incorporate by reference into this prospectus supplement any material from our website.

RECENT DEVELOPMENTS

CDO Activity

On June 22, 2007, we priced Taberna Preferred Funding IX, Ltd, or Taberna IX, a $750 million CDO transaction. This CDO provides financing for investments consisting of TruPS issued by REITs and real estate operating companies, senior and subordinated notes issued by real estate entities and other investments consisting of commercial mortgage-backed securities, other real estate interests, senior loans and CDO debt securities. The investments owned by Taberna IX will be pledged as collateral to secure its debt and, as a result, will not be available to us, our creditors or our shareholders. The CDO debt will bear interest at rates ranging from the one-month London Inter-Bank Offered Rate, or LIBOR, plus 0.34% to LIBOR plus 5.50%. All of the CDO notes payable will mature in 2037, although Taberna IX may call the debt at par at any time after June 2017. We expect Taberna IX will issue a total of $705 million of par amount CDO notes payable to investors. We expect to purchase $202 million of the CDO notes payable and all of the $45 million of preference shares issued by Taberna IX. We expect to finance our investment in the CDO notes through $149 million of borrowings under repurchase agreements.

On June 7, 2007, we completed an $833 million commercial real estate CDO transaction using a CDO issuer that we consolidate on our balance sheet, RAIT Preferred Funding II, Ltd. This is our eleventh CDO transaction. The CDO securities consist of $692 million of investment grade notes, $31 million of non-investment grade notes and $110 million of preference shares. We own all of the non-investment grade notes and preference shares. We also invested $11 million, net of financing, in selected investment grade notes. One of our subsidiaries will serve as collateral manager for the CDO. The weighted-average interest rate of the investment grade securities is LIBOR plus 63.3 basis points. Notes issued by the CDO issuer pay interest on a monthly basis. The CDO debt matures in 2045, and the CDO indenture provides for a five-year reinvestment period during which we can use the proceeds of repayments of loans included in the collateral to finance new investments to replace collateral that is repaid, subject to certain rating agency guidelines relating to credit quality and diversification. Thereafter, the CDO securities will be redeemed in order of priority as collateral is repaid. Notes issued by the CDO issuer have an expected average life ranging from 6.1 years to 10 years. The CDO issuer purchased approximately $482 million of assets consisting of commercial real estate loans, including mortgage loans and mezzanine loans, and preferred equity interests in real estate. Under the terms of the CDO indenture, we have an initial investment period of approximately nine months from the closing date during which we expect to acquire $333 million of additional CDO assets.

Convertible Notes Offering and Common Share Repurchase

On April 18, 2007, we issued $425 million aggregate principal amount of our 6.875% convertible senior notes due 2027. The net proceeds from the offering of the notes, after deducting the initial purchaser’s discount and the estimated offering expenses, were approximately $415 million. We used a portion of the net proceeds from the offering to repurchase 2,717,600 common shares at a price of $27.34 per share (the closing price on April 12, 2007) for an aggregate purchase price of approximately $74 million. We expect to apply the balance of the net proceeds, approximately $341 million, for general trust purposes, principally investment in our targeted asset classes.

Dividends Declared

On April 17, 2007, we declared a quarterly cash dividend of $0.484375 per share on our Series A preferred shares and $0.5234375 per share on our Series B preferred shares. The dividends will be paid on July 2, 2007 to holders of record on June 1, 2007.

On June 14, 2007, we declared a quarterly cash dividend of $0.84 per common share to be paid July 13, 2007 to holders of record on June 28, 2007.

THE OFFERING

Issuer	RAIT Financial Trust.

Preferred shares offered

            % Series C cumulative redeemable preferred shares of beneficial interest. Unless otherwise stated, the information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase up to              additional Series C preferred shares to cover over-allotments, if any.

Price per share	$25.00

Dividends and payment dates

Investors will be entitled to receive cumulative cash dividends on the Series C preferred shares at a rate of             % per year of the $25.00 liquidation preference (equivalent to the fixed annual amount of $             per year per share) from and including the date of original issuance. However, during any period of time that both (i) the Series C preferred shares are not listed on the NYSE, the AMEX, or NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but Series C preferred shares are outstanding, we will increase the cumulative cash distributions payable on the Series C preferred shares to a rate of             % per year of the $25.00 liquidation preference (equivalent to the fixed annual amount of $             per year per share). Dividends will be payable quarterly in arrears on the last calendar day of each March, June, September and December or, if not a business day, the next succeeding business day. Dividends will be cumulative from and including the date of original issuance, which is expected to be July     , 2007. The initial dividend payment date for any Series C preferred share shall be October 1, 2007 and the amount of the dividend payable on October 1, 2007 on any of these shares shall be calculated from the earliest date of original issuance of any Series C preferred share. The first dividend will be for less than a full quarter and pro rated accordingly.

Liquidation preference

If we liquidate, dissolve or wind up, holders of the Series C preferred shares will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not authorized and declared) to and including the date of payment, before any payments are made to the holders of our common shares and the holders of any other shares that rank junior to the Series C preferred shares.

Maturity and redemption

The Series C preferred shares have no maturity date and we are not required to redeem the Series C preferred shares at any time. We may not redeem the Series C preferred shares before July     , 2012, except for the special optional redemption described below and in limited circumstances relating to the ownership limitations necessary to preserve our tax qualification as a REIT, as described in the accompanying prospectus. On or after July     , 2012, we may, at our option, redeem the Series C preferred shares, in whole or part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption generally will be on a pro rata basis.

Special Optional Redemption

If at any time both (i) the Series C preferred shares cease to be listed on the NYSE, the AMEX or the NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, but Series C preferred shares are outstanding, we will have the option to redeem the Series C preferred shares, in whole but not in part, within 90 days of the date upon which the Series C preferred shares cease to be listed and we cease to be subject to such reporting requirements, for cash at $25.00 per share, plus accumulated and unpaid distributions, if any, to the redemption date.

Not convertible	The Series C preferred shares will not be convertible into any of our other securities.

Ranking	The Series C preferred shares will, with respect to dividend rights, redemption rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, rank:

•	senior to common shares and to all equity securities the terms of which provide that such equity securities shall rank junior to the Series C preferred shares;

•

junior to all our (i) equity securities the terms of which specifically provide that such equity securities rank senior to the Series C preferred shares and (ii) existing and future debt, including debt convertible into our equity securities; and

•

on a parity with all of our other equity securities, including our 7.75% Series A cumulative redeemable preferred shares of beneficial interest and our 8.375% Series B cumulative redeemable preferred shares of beneficial interest.

Information Rights

During any period in which we are not subject to the reporting requirements of the Exchange Act but Series C preferred shares are outstanding, we will mail to all holders of Series C preferred shares, as their names and addresses appear in our record books, copies of the annual reports and quarterly reports that we would have been required to file with the SEC if we were so subject (other than any exhibits that would have been required). We will mail the reports within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to the reporting requirements of the Exchange Act. In addition, during the same period, we will, promptly upon written request, supply copies of such reports to any prospective holder of Series C preferred shares.

Limited voting rights

Holders of our Series C preferred shares generally will have no voting rights. However, whenever dividends on our Series C preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), the holders of these shares and the holders of all other shares of any class or series of shares ranking on a parity with the Series C preferred shares upon which like voting rights have been conferred and are exercisable, including our Series A preferred shares and Series B preferred shares (voting together as a single class), will be entitled to vote for the election of two additional trustees to serve on our board of trustees until all dividends in arrears on outstanding Series C preferred shares have been paid or declared and set apart for payment. In addition, our issuance of equity securities ranking senior to the Series C preferred shares or certain changes to the terms of the Series C preferred shares that would be materially adverse to the rights of holders of our Series C preferred shares cannot be made without the affirmative vote of the holders of at least two-thirds of our outstanding Series C preferred shares. See “Description of Series C Preferred Shares—Voting Rights.”

Restrictions on ownership

Subject to certain exceptions, no person may own, directly or indirectly, more than 9.8% of the number of outstanding Series C preferred shares. See “Description of Series C Preferred Shares—Restrictions on Ownership and Transfer.”

Listing

We have applied to list the Series C preferred shares on the New York Stock Exchange under the symbol “RAS PrC,” subject to official notice of issuance. We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series C preferred shares, although there can be no assurance that this listing will be accomplished in this period.

No rating	The Series C preferred shares have not been rated.

Use of proceeds

We intend to use the net proceeds for general trust purposes, principally investment in our targeted asset classes. Pending any of these uses, the net proceeds will be held in interest-bearing bank accounts or invested in readily marketable, interest-bearing assets.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED SHARE DIVIDENDS

Our ratio of earnings to combined fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations before minority interests from our consolidated statements of income, as adjusted for fixed charges; and fixed charges represent interest expense and preferred share dividends from our consolidated statements of income. We did not have any preferred shares outstanding until March 2004; accordingly, the following table reflects preferred share dividends only for the periods during which the preferred shares have been outstanding.

	Three months ended March 31, 2007	Year ended December 31,
		2006	2005	2004	2003	2002
		(unaudited)
Ratio of earnings to combined fixed charges and preferred share dividends	1.2x	1.9x	3.8x	6.4x	10.8x	8.0x

SUPPLEMENTAL RISK FACTORS

You should consider the following risk factors before deciding to purchase our Series C preferred shares. You should also read the risk factors in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2006 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 before buying our Series C preferred shares.

Dividends will not be paid unless declared by our board of trustees.    We will pay quarterly dividends on the Series C preferred shares only if declared by our board of trustees. The board of trustees is not obligated or required to declare quarterly dividends. To the extent not paid, dividends on the Series C preferred shares will accrue and accumulate.

Investors in our Series C preferred shares may experience losses, volatility and poor liquidity, and we may reduce or delay payment of our dividends in a variety of circumstances.    Our earnings, cash flow, book value, and dividends can be volatile and difficult to predict. Although we will seek to pay a regular Series C preferred share dividend at a rate that is sustainable, we may cut or delay our dividend payments in the future for a variety of reasons. We may not provide public warnings of such dividend reductions or payment delays prior to their occurrence. Fluctuations in our current and prospective earnings, cash flow and dividends, the market for similar securities, as well as many other factors such as perceptions, economic conditions, stock market conditions, and the like, can affect the price of our Series C preferred shares. For example, higher market interest rates could cause the market price of our Series C preferred shares to go down. In addition, liquidity in the trading of our shares may be insufficient to allow investors to sell their shares in a timely manner or at a reasonable price.

Our Series C preferred shares have not been rated.    The Series C preferred shares have not been rated by any nationally recognized statistical rating organization, which may negatively affect their market value and your ability to sell them.

Our Series C preferred shares will be subordinate to our debt.    Our Series C preferred shares will be subordinate to all of our existing and future debt, including debt convertible into our equity securities.

As a holder of Series C preferred shares, you have extremely limited voting rights.    Your voting rights as a Series C preferred shareholder will be extremely limited. Our common shares are the only class of shares carrying full voting rights. The holders of Series C preferred shares vote separately as a single class with respect to proposed changes in the terms of the Series C preferred shares and the creation of additional classes or series of preferred shares that are senior to the Series C preferred shares. In addition, the holders of Series C preferred shares may elect up to two trustees if we do not pay full dividends on our Series C preferred shares for a total of at least six quarters, whether or not consecutive, until all dividends in arrears on outstanding Series C preferred shares have been paid or declared and set apart for payment. The Series C preferred shares would vote together as a single class with all other equity securities with similar voting rights if we do not pay dividends on the Series C preferred shares and such other shares for such periods.

There is no fixed maturity date or required redemption of the Series C preferred shares.    There is no fixed maturity date or required redemption of the Series C preferred shares. Holders of Series C preferred shares do not have the right to require us to redeem or repurchase their shares.

Listing on the New York Stock Exchange does not guarantee a market for the Series C preferred shares.    Although we expect the Series C preferred shares will be listed on the New York Stock Exchange, an active or liquid trading market may not develop. Even if a market does develop, it may not be sustained and may not provide you with a means to sell your shares. If an active trading market does not develop, liquidity for the Series C preferred shares may be limited and the market price you may obtain for your Series C preferred shares may be less than if an active and liquid market had developed. Since the Series C preferred shares have no stated maturity date, investors seeking liquidity may be limited to selling their shares in the secondary market. Even if an active public market does develop, we cannot guarantee you that the market price for the Series C preferred shares will equal or exceed the price that you pay for the Series C preferred shares. The marketplace determines the trading prices for the Series C preferred shares and may be influenced by many factors, including our history of paying dividends on the Series C preferred shares, variations in our financial results, the market for similar securities, investors’ perception of us and general economic, industry, interest rate and market conditions. Because the Series C preferred shares will carry a fixed dividend rate, their value in the secondary market will be influenced by changes in interest rates and will tend to move inversely to such changes.

We can redeem the Series C preferred shares in our discretion after July     , 2012 or earlier if we exercise our special optional redemption rights.    We have the option of redeeming Series C preferred shares beginning July 2012 or earlier if the conditions giving rise to our special optional redemption rights occur. In such case, we may redeem Series C preferred shares at $25.00 per share, plus accrued and unpaid dividends (whether or not declared), if any, to the redemption date. We can do this even if the market price for a Series C preferred share exceeds the redemption amount payable for that share.

Our future offerings of debt and preferred equity securities may impair the value of the Series C preferred shares.    Our declaration of trust authorizes the issuance of up to 25,000,000 preferred shares of beneficial interest in one or more series. We have authorized the issuance of up to 5,060,000 preferred shares comprised of the Series A preferred shares and Series B preferred shares and excluding the Series C preferred shares. Any new series of preferred shares may have rights, including rights to dividends, voting rights and rights to payments on liquidation, equal to those of the Series C preferred shares. Our board of trustees, without any action by our shareholders, may amend our declaration of trust to increase or decrease the aggregate number of shares or the number of shares of any class that we are authorized to issue. The issuance of additional preferred shares on a parity with or senior to the Series C preferred shares could have the effect of diluting the interests and voting rights of holders of our Series C preferred shares. The Series C preferred shares will be subordinated to all of our existing and future debt, including debt convertible into our equity securities. None of the provisions relating to our Series C preferred shares contains any provisions affording the holders of our Series C preferred shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of our Series C preferred shares.

    Risks Related to Our Qualification as a REIT Under Federal Income Tax Rules

We or Taberna may fail to qualify as a REIT, and such failure to qualify would have significant adverse consequences on the value of our common and preferred shares, including the Series C preferred shares. In addition, if we or Taberna fail to qualify as a REIT, such entity’s dividends will not be deductible, and the entity will be subject to corporate-level tax on its net taxable income, which would reduce the cash available to make distributions.    We and Taberna believe that each of us has been organized and operated in a manner that will allow us to qualify as a REIT. Neither we nor Taberna has requested or plan to request a ruling from the IRS that we qualify as a REIT and any statements in our filings with the SEC are not binding on the IRS or any court. Qualification as a REIT involves the application of highly technical and complex Code provisions, for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our or Taberna’s control may also affect our respective abilities to qualify as a REIT. In order to qualify as a REIT, we and Taberna must satisfy a number of requirements, including requirements regarding the composition of our respective assets and sources of our respective gross income. We and Taberna must continue to invest in sufficient qualifying real estate assets, such as mortgage loans and REMIC securities, in order to maintain our and its REIT qualification. Also, we and Taberna must make distributions to our respective shareholders (in Taberna’s case, principally us) aggregating annually at least 90% of our respective net taxable incomes, excluding net capital gains. In addition, our and Taberna’s ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we and Taberna have no control or limited influence, including in cases where we and Taberna own an equity interest in an entity that is classified as a partnership or REIT for U.S. federal income tax purposes. As an example, to the extent we or Taberna invest in preferred equity securities of other REIT issuers, our or Taberna’s qualification as a REIT will depend upon the continued qualification of such issuers as REITs under the Code. Accordingly, unlike other REITs, we may be subject to additional risk regarding our ability to qualify and maintain our qualification as a REIT. There can be no assurance that we or Taberna will be successful in operating in a manner that will allow us to qualify as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our and Taberna’s investors, our and Taberna’s ability to qualify as a REIT or the desirability of an investment in a REIT relative to other investments.

If Taberna fails to qualify as a REIT, then we also would very likely fail to qualify as a REIT, because Taberna common and preferred shares make up a significant portion of our total assets and because we will likely receive substantial dividend income from Taberna.

If we or Taberna fail to qualify as a REIT or lose our qualification as a REIT at any time, we or it will face serious tax consequences for each of the years involved because:

•	Taberna or RAIT would not be allowed a deduction for distributions to its shareholders in computing taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	Taberna or RAIT also could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and

•	unless statutory relief provisions apply, Taberna or RAIT could not elect to be taxed as a REIT for four taxable years following the year of disqualification.

Our or Taberna’s failure to qualify as a REIT would result in significant corporate-level tax that would significantly impact our financial position. We might have insufficient cash on hand to pay the resulting corporate-level tax and to meet our other obligations. Funds available for distribution to our shareholders would be substantially reduced.

In addition, if we or Taberna fail to qualify as a REIT, such entity will not be required to make distributions to its shareholders (in the case of Taberna, primarily us), and all distributions to shareholders will be subject to tax as regular corporate dividends to the extent of current and accumulated earnings and profits. Moreover, if we or Taberna fail to qualify as a REIT, any taxable mortgage pool securitizations will be treated as separate taxable corporations for U.S. federal income tax purposes.

We or Taberna may lose our or its REIT qualification or be subject to a penalty tax if the Internal Revenue Service, or IRS, successfully challenges our or its characterization of income from foreign TRSs which are CDOs.    We and Taberna are required to include in income, in certain cases, even without the receipt of actual distributions, earnings from foreign TRSs which are CDOs or other foreign corporations that are not qualified REIT subsidiaries. Taberna treats, and we intend to treat, certain of these income inclusions as qualifying income for purposes of the 95% gross income test applicable to REITs but not for purposes of the REIT 75% gross income test. The provisions that set forth what income is qualifying income for purposes of the 95% gross income test provide that gross income derived from dividends, interest and certain other classes of passive income qualifies for purposes of the 95% gross income test. Income inclusions from equity investments in our and Taberna’s foreign TRSs are technically neither dividends nor any of the other enumerated categories of income specified in the 95% gross income test for U.S. federal income tax purposes, and there is no clear precedent with respect to the qualification of such income. However, based on advice of counsel, we and Taberna intend to treat such inclusions, to the extent distributed by a foreign TRS in the year it was accrued, as qualifying income for purposes of the 95% gross income test. Nevertheless, because this income does not meet the literal requirements of the REIT provisions, the IRS might take the position that such income is not qualifying income. In the event that such income was determined not to qualify for the 95% gross income test, we or Taberna could fail to qualify as a REIT. Even if such income does not cause us or Taberna to fail to qualify as a REIT because of certain relief provisions, we or Taberna would be subject to a penalty tax with respect to such income because such income, together with other non-qualifying income earned by us or Taberna, has exceeded and will exceed 5% of our gross income. This penalty tax, if applicable, would be calculated by multiplying the amount by which our or Taberna’s non-qualifying income exceeds 5% of our or Taberna’s total gross income by a fraction intended to reflect our or Taberna’s profitability. Based upon our and Taberna’s sources of income and profitability for 2006, the estimated potential amount of such tax for the 2006 year is approximately $6.0 million. Such amount is based on current estimates and actual amounts for 2006 and any future year, if any, would depend upon our and Taberna’s investments, sources of income and profitability in such year. In addition, if such income were determined not to qualify for the 95% gross income test, we or Taberna would need to invest in sufficient qualifying assets, or sell some interests in foreign TRSs which are CDOs or other foreign corporations that are not qualified REIT subsidiaries to ensure that the income recognized by us or Taberna from foreign TRSs which are CDOs or such other foreign corporations does not exceed 5% of our or Taberna’s gross income.

Taberna’s other foreign TRSs, Taberna Bermuda and Taberna Securities UK, intend to operate in a manner so that their earnings will not be required to be included in Taberna’s income until such earnings are actually distributed by such foreign TRSs. In the event the IRS were to successfully challenge such characterization of the operations of Taberna Bermuda or Taberna Securities UK, and Taberna is required to recognize income earned by Taberna Bermuda or Taberna Securities UK on a current basis or otherwise recognize additional income with respect to such TRSs, Taberna could fail to qualify as a REIT or be subject to the penalty tax described above.

Failure to make required distributions would subject us or Taberna to tax, which would reduce the ability to pay distributions to our and its shareholders. We and Taberna will pay income tax on any REIT taxable income that is not distributed to our and its shareholders. In order to qualify as a REIT, we and Taberna must distribute to our and its shareholders each calendar year at least 90% of REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we or Taberna satisfy the 90% distribution requirement, but distribute less than 100% of REIT taxable income, we or Taberna will be subject to U.S. federal corporate income tax. In addition, we or Taberna will incur a 4% nondeductible excise tax on the amount, if any, by which our or its distributions in any calendar year are less than the sum of:

•	85% of ordinary income for that year;

•	95% of capital gain net income for that year; and

•	100% of undistributed taxable income from prior years.

We and Taberna intend to distribute our and its net income to our and its shareholders in a manner intended to satisfy the 90% distribution requirement and to avoid the 4% nondeductible excise tax. However, we and Taberna may distribute less than 100% of our REIT taxable income, and we and Taberna will be subject to U.S. federal corporate income tax on the amount of REIT taxable income retained by us or it.

USE OF PROCEEDS

The net proceeds from the sale of our Series C preferred shares in this offering will be approximately $             million, or approximately $             million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discount and the estimated expenses of the offering. We intend to use the net proceeds for general trust purposes, principally investment in our targeted asset classes. Pending any of these uses, the net proceeds will be held in interest-bearing bank accounts or invested in readily marketable, interest-bearing assets.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007 on an actual basis and on a pro forma basis to reflect:

•

the sale of our convertible notes (as described in “Recent Developments-Convertible Notes Offering and Common Share Repurchase”) for net proceeds of $415 million after deducting the fees of the initial purchaser and our offering expenses;

•	the repurchase of 2,717,600 common shares (as described in “Recent Developments-Convertible Notes Offering and Common Share Repurchase”) at a price of $27.34 per share;

•

our completion of an $833 million commercial real estate CDO transaction, RAIT Preferred Funding II, Ltd. (as described in “Recent Developments-CDO Activity”). RAIT Preferred Funding II, Ltd. received commitments for $833 million of CDO notes payable and preference shares, of which $434 million were issued to investors as of June 7, 2007, the closing date. We retained approximately $110 million of the preference shares and $89 million of the CDO notes issued by RAIT Preferred Funding II, Ltd. Our investment in the CDO notes payable was partially financed through repurchase agreement borrowings totaling $48 million; and

•	the repayment of approximately $308 million of indebtedness under repurchase agreements with a portion of the proceeds of the CDO notes payable issued by RAIT Preferred Funding II, Ltd.

The following table also sets forth our capitalization as of March 31, 2007 on a pro forma as adjusted basis to reflect further:

•	the sale of Series C preferred shares in this offering for net proceeds of $ million after deducting the underwriting discount and estimated offering expenses.

	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)
	(in thousands, except per share data)
Total indebtedness	$11,517,472	$12,116,349
Minority interest and preferred shares	123,517	123,517

Shareholders’ equity:

Preferred shares, $.01 par value; 25,000,000 shares authorized;
7.75% Series A cumulative redeemable preferred shares, liquidation preference $25.00 per share; 2,760,000 shares issued and outstanding (actual and as adjusted)	28	28
8.375% Series B cumulative redeemable preferred shares, liquidation preference $25.00 per share; 2,258,300 shares issued and outstanding (actual and as adjusted)	23	23
% Series C cumulative redeemable preferred shares, liquidation preference $25.00 per share; shares issued and outstanding (as adjusted)	—	—

Common shares, $.01 par value; 200,000,000 shares authorized; 63,672,700 shares issued and outstanding (actual); 60,955,100 shares issued and outstanding (as adjusted)	632	605
Additional paid-in capital	1,589,631	1,515,277
Accumulated other comprehensive loss	(24,094)	(24,094)
Retained earnings	(50,336)	(50,336)

Total shareholders’ equity	1,515,884	1,441,503

Total capitalization	$13,156,873	$13,681,369

(1)	Excludes common shares reserved for issuance under our equity compensation, dividend reinvestment and share purchase

SELECTED FINANCIAL INFORMATION

We derived the following selected financial information from our audited financial statements as of and for the years ended December 31, 2002 through 2006 and from our unaudited financial statements as of and for the three months ended March 31, 2007 and 2006. This financial information is not necessarily indicative of results of operations or financial condition to be expected as of any future date or for any future period. This information is only a summary. You should read it along with our historical audited and unaudited financial statements and related notes and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K filed on March 1, 2007, our quarterly report on Form 10-Q filed May 4, 2007, our current report on Form 8-K filed June 25, 2007 and other information we have filed with the SEC and incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.”

	As of and For the Three- Month Period Ended March 31,				As of and For the Year Ended December 31,
	2007		2006		2006		2005		2004		2003		2002
	(Dollars in thousands except share and per share data)
Operating Data:
Net investment income	$43,026		$15,389		$75,095		$73,241		$59,025		$43,069		$31,582
Total revenue	53,319		24,603		102,121		92,448		75,561		55,702		47,632
Total expenses	32,304		5,320		32,221		17,752		15,330		13,162		13,674
Income from continuing operations	22,711		19,628		72,036		75,041		63,068		45,413		41,331
Net income available to common shareholders	20,348		18,051		67,839		67,951		60,878		47,164		43,504
Earnings per share from continuing operations
Basic	$0.34		$0.62		$2.12		$2.48		$2.36		$2.16		$2.38
Diluted	$0.34		$0.61		$2.10		$2.46		$2.35		$2.15		$2.36
Earnings per share:
Basic	$0.34		$0.65		$2.32		$2.59		$2.49		$2.24		$2.50
Diluted	$0.34		$0.64		$2.30		$2.57		$2.48		$2.23		$2.48

Balance Sheet Data:
Investments in securities	$6,122,591		$—		$5,138,311		$—		$—		$—		$—
Investments in residential and commercial loans	6,351,807		852,258		5,922,550		714,428		491,281		344,499		258,922
Total assets	13,506,102		1,115,027		12,060,506		1,024,585		729,498		534,555		438,851
Total indebtedness	11,517,472		392,453		10,452,191		329,859		101,288		154,986		144,835
Total liabilities	10,739,829		504,124		10,739,829		414,890		187,311		167,945		156,742
Minority interest	123,517		454		124,273		460		478		3,208		4,514
Shareholders’ equity	1,515,884		610,449		1,196,404		609,235		541,710		363,402		277,595

Other Data:
Common shares outstanding, at period end	63,672,700		27,901,556		52,151,412		27,899,065		25,579,948		23,207,298		18,803,471
Book value per share	$21.84		$17.38		$20.54		$17.34		$16.27		$15.66		$14.76
Ratio of earnings to fixed charges	1.2	x	3.2	x	1.9	x	3.8	x	6.4	x	10.8	x	8.0	x
Dividends declared per share	$0.80		$0.61		$2.70		$2.43		$2.40		$2.46		$2.39

DESCRIPTION OF SERIES C PREFERRED SHARES

The following is a summary of the material terms and provisions of the Series C preferred shares. We will describe our Series C preferred shares more completely in the articles supplementary to our declaration of trust establishing the Series C preferred shares which we plan to file and incorporate by reference in this prospectus supplement promptly after their completion.

General

Under our declaration of trust, we may issue 200 million common shares of beneficial interest, par value $0.01 per share, and 25 million preferred shares of beneficial interest, par value $0.01 per share. Our board of trustees plans to adopt articles supplementary to our declaration of trust establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of preferred shares designated the             % Series C Cumulative Redeemable Preferred Shares. We plan to authorize up to              Series C preferred shares. We will issue              Series C preferred shares (              shares if the underwriters’ over-allotment option is exercised in full) in this offering. As of the date of this prospectus supplement, there are 2,760,000 Series A preferred shares authorized and outstanding and 2,300,000 Series B preferred shares authorized, of which 2,258,300 Series B preferred shares are outstanding. As of June 20, 2007, there were 60,970,256 common shares authorized and outstanding.

Under Maryland law, a shareholder is not personally liable for our obligations solely as a result of his or her status as a shareholder.

We have applied to list the Series C preferred shares on the New York Stock Exchange, subject to official notice of issuance. We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series C preferred shares.

Ranking

The Series C preferred shares will, with respect to dividend rights, redemption rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, rank:

•	senior to all common shares and to all of our equity securities the terms of which provide that such equity securities shall rank junior to the Series C preferred shares;

•

junior to all our (i) equity securities the terms of which specifically provide that such equity securities rank senior to the Series C preferred shares and (ii) existing and future indebtedness, including our debt securities convertible into or exchangeable for our equity securities; and

•	on a parity with all of our other equity securities, including our Series A preferred shares and Series B preferred shares.

Dividends

As holders of Series C preferred shares, you will be entitled to receive, when, as and if authorized and declared by our board of trustees, out of legally available funds, cumulative preferential cash dividends at the rate of             % of the liquidation preference per annum, which is equivalent to $             per Series C preferred share per year. These dividends accrue and cumulate from the date of original issuance of such share and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day, commencing, with respect to any Series C preferred share, on the dividend payment date next succeeding the date of original issuance of such share. However, the initial dividend payment date for any Series C preferred share shall be October 1, 2007 and the amount of the dividend payable on October 1, 2007 on any of these shares shall be calculated from the earliest date of original issuance of any Series C preferred share. During any period of time that both (i) the Series C preferred shares are not listed on the

NYSE, the AMEX, or NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but Series C preferred shares are outstanding, we will increase the cumulative cash distributions payable on the Series C preferred shares to a rate of             % per year of the $25.00 liquidation preference (equivalent to $             per year per share). The increased distribution, if applicable, shall cease to accrue on the date following the earlier of (i) the listing of the Series C Preferred Shares on the NYSE, AMEX or NASDAQ or (ii) our becoming subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Any dividend payable on the Series C preferred shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in our stock transfer records at the close of business on the applicable dividend record date, which will be the first day of the calendar month in which the applicable dividend payment date falls or, if not a business day, the next succeeding business day or such other date designated by our board of trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days immediately preceding such dividend payment date.

Dividends on the Series C preferred shares accrue and cumulate whether or not we have earnings, whether or not there are funds legally available for payment of such dividends and whether or not such dividends are authorized and declared by the board of trustees. Accumulated but unpaid dividends on the Series C preferred shares cumulate as of the dividend payment date on which they first become payable or on the date of redemption, as the case may be. Unpaid dividends will not bear interest.

Except as described in the next paragraph, if any Series C preferred shares are outstanding, no dividends other than distributions in kind of common shares or other shares of our equity securities ranking junior to the Series C preferred shares as to dividends, may be paid or set apart for payment on the common shares or any other shares of our equity securities of any other class or series ranking, as to dividends, on a parity with or junior to the Series C preferred shares unless full cumulative dividends due on any past or contemporaneous dividend payment date, sometimes referred to as the dividend preference amount for the Series C preferred shares, have been or contemporaneously are authorized and declared and paid as of the payment date of the relevant parity or junior security dividend. We may declare and pay these parity and junior dividends without paying or setting apart for payment any amounts with respect to the dividend due on the Series C preferred shares for any dividend period the dividend payment date of which has not occurred as of the date of the declaration or payment of the parity and junior dividends so long as the full dividend preference amount of the Series C preferred shares has been paid through the most recent dividend payment date for the Series C preferred shares.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series C preferred shares and all other equity securities ranking on a parity, as to dividends, with the Series C preferred shares, all dividends authorized and declared upon the Series C preferred shares shall be authorized pro rata so that the amount of dividends authorized and declared for each Series C preferred share and each such other equity security shall in all cases bear to each other the same ratio that accumulated dividends per Series C preferred share and such other equity security (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other.

We are not prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any equity shares ranking on a parity with, or junior to, the Series C preferred shares or (ii) redeeming, purchasing or otherwise acquiring any such shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

Our board of trustees may not authorize, declare or pay dividends on Series C preferred shares at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such declaration or payment or provides that such declaration or payment would constitute a breach or a default of the agreement, or if such declaration or payment is restricted or prohibited by law.

If, for any taxable year, we elect to designate as capital gain dividends any portion paid or made available for the year to holders of all classes of shares, then the portion of the capital gains amount that shall be allocable to the holders of Series C preferred shares shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series C preferred shares for the year bears to the total dividends. We may elect to retain and pay income tax on our net long- term capital gains. In such a case, the holders of Series C preferred shares would include in income their appropriate share of our undistributed long-term capital gains, as we may designate.

In determining whether a distribution (other than upon a liquidation) by dividend, redemption or otherwise, is permitted, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the Series C preferred shares’ liquidation preference (discussed below) will not be added to our total liabilities.

Holders of Series C preferred shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series C preferred shares as described above. Any dividend payment made on the Series C preferred shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series C preferred shares which remains payable.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of Series C preferred shares then outstanding shall be entitled to receive out of our assets available for distribution to shareholders (after payment or provision for payment of all our debts and other liabilities) an amount equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to the date of payment, whether or not authorized and declared, before any distribution of assets is made to holders of common shares and any other shares of our equity securities that rank junior to the Series C preferred shares as to liquidation rights. This amount represents the liquidation preference of the Series C preferred shares.

If, upon any such liquidation, our assets are insufficient to make full payment to holders of the Series C preferred shares and any shares of other classes or series of our equity securities ranking on a parity with the Series C preferred shares as to liquidation rights, then the holders of the Series C preferred shares and all other such classes or series of equity securities ranking on a parity with the Series C preferred shares as to liquidation rights shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Written notice of any such liquidation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 calendar days immediately preceding the payment date stated therein, to each record holder of the Series C preferred shares at the respective addresses of such holders as the same shall appear on our share transfer records.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C preferred shares shall have no right or claim to any of our remaining assets.

None of our consolidation or merger with or into another entity, the merger of another entity with or into us, a statutory share exchange by us or a sale, lease, transfer or conveyance of all or substantially all of our property or business shall be considered a liquidation.

In determining whether a distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of our shares or otherwise is permitted under Maryland law, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series C preferred shares will not be added to our total liabilities.

Redemption

Except for our special optional redemption rights described in the next paragraph, we may not redeem the Series C preferred shares prior to July     , 2012. On or after July     , 2012, we, at our option, upon giving notice as provided below, may redeem the Series C preferred shares, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption, whether or not authorized and declared.

If at any time both (i) the Series C preferred shares cease to be listed on the NYSE, the AMEX or the NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, but Series C preferred shares are outstanding, we will have the option to redeem the Series C preferred shares, in whole but not in part, within 90 days of the date upon which the Series C preferred shares cease to be listed and we cease to be subject to such reporting requirements, for cash at $25.00 per share, plus accumulated and unpaid distributions, if any, to the redemption date.

If fewer than all of the outstanding Series C preferred shares are to be redeemed, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or by such other equitable method prescribed by our board of trustees. If such redemption is to be by lot and, as a result of such redemption, any holder of Series C preferred shares would become a holder of a number of Series C preferred shares in excess of the ownership limits set forth in our declaration of trust, then we shall redeem the requisite number of Series C preferred shares of such holder such that no holder will hold in excess of these ownership limits subsequent to such redemption.

No Series C preferred shares, common shares or any other shares of our equity securities ranking junior to or on a parity with the Series C preferred shares as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for shares of our equity securities ranking junior to or on parity with the Series C preferred shares as to dividends or upon liquidation) unless:

•

the dividend preference amount with respect to all Series C preferred shares has been or contemporaneously is authorized and declared and paid, or a sum sufficient for the payment of those dividends is set apart for payment at the time of such relevant acquisition, and

•

the dividend with respect to any Series C preferred shares for which a notice of redemption has been given with respect to any partial dividend period from the prior dividend payment date to the redemption date, computed, in the case of such partial dividend period, as described above, has been or contemporaneously is authorized and declared and paid or set apart for such payment at the time of such relevant acquisition.

No Series C preferred shares may be redeemed unless all outstanding Series C preferred shares are simultaneously redeemed unless the above conditions are met at the time of such redemption. These restrictions will not prevent the repurchase or transfer of our common shares or preferred shares of beneficial interest of any series pursuant to our declaration of trust or otherwise in order to enforce the ownership restrictions in our declaration of trust and ensure that, among other things, we remain qualified as a REIT for United States federal income tax purposes, or the redemption, purchase or acquisition of Series C preferred shares pursuant to a purchase or exchange offer made on the same terms to all holders of the Series C preferred shares.

Prior to or contemporaneous with any redemption of Series C preferred shares, we will pay, in cash, any accumulated and unpaid dividends on the Series C preferred shares for which a notice of redemption has been given to the redemption date, whether or not authorized and declared.

The procedures for redemption of Series C preferred shares is as follows:

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We will mail notice of redemption no less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series C preferred shares to be redeemed at their respective addresses.

•	In addition to any information required by law or by the applicable rules of any exchange upon which the Series C preferred shares may be listed or admitted to trading, each notice will state:

•	the redemption date;

•	the redemption price;

•	the number of Series C preferred shares to be redeemed;

•	the place or places where the holders of Series C preferred shares may surrender certificates for payment of the redemption price; and

•	that dividends on the Series C preferred shares to be redeemed will cease to accumulate on the redemption date.

If less than all of the outstanding Series C preferred shares held by any holder are to be redeemed (not available in the event of a special optional redemption described above), the notice mailed to each holder shall also specify the number of Series C preferred shares held by such holder to be redeemed.

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On or after the redemption date, each holder of Series C preferred shares to be redeemed shall present and surrender the certificates representing his or her Series C preferred shares to us at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to the redemption date) shall be paid to or on the order of that holder and each surrendered certificate shall be canceled. If fewer than all the shares represented by any such certificate representing Series C preferred shares are to be redeemed, a new certificate will be issued representing the unredeemed shares.

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From and after the redemption date (unless we default in payment of the redemption price), all dividends on the Series C preferred shares designated for redemption and all rights of the holders of those shares, except the right to receive the redemption price for those shares and all accumulated and unpaid dividends up to the redemption date, will terminate with respect to such shares and such shares will not be transferable (except with our consent) on our stock transfer records, and such shares will not be deemed to be outstanding for any purpose whatsoever. At our election, we, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series C preferred shares so called for redemption in trust for the holders of those shares with a bank or trust company, in which case the redemption notice to holders of the Series C preferred shares to be redeemed will:

•	state the date of such deposit,

•	specify the office of such bank or trust company as the place of payment of the redemption price, and

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require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series C preferred shares at the end of two years after the redemption date shall be returned by such bank or trust company to us.

The Series C preferred shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under Article VII of our declaration of trust relating to our right to purchase shares transferred in violation of the terms of our declaration of trust.

Subject to applicable law and the limitations on purchases, redemptions or other acquisitions while dividends on the Series C preferred shares are in arrears, we may, at any time and from time to time, purchase any Series C preferred shares in the open market, by tender or by private agreement.

Maturity

The Series C preferred shares do not have a stated maturity and are not subject to any sinking fund or mandatory redemption provisions.

Voting Rights

Holders of the Series C preferred shares do not have any voting rights, except as set forth below.

Whenever dividends on the Series C preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), sometimes referred to as a preferred dividend default, then, in accordance with our declaration of trust, the board of trustees must take all requisite action in accordance with the Maryland REIT Law and our declaration of trust to increase by two the number of our trustees, and the holders of Series C preferred shares and the holders of all other shares of any class or series ranking on a parity with the Series C preferred shares upon which like voting rights have been conferred and are exercisable (voting together as a single class) will be entitled to elect a total of two additional trustees to our board of trustees to fill such newly created trusteeships at an annual meeting of shareholders or a special meeting held in place of the annual meeting or at a properly called special meeting of the holders of the Series C preferred shares and of any such parity preferred shares of beneficial interest, and at each subsequent annual meeting of shareholders or special meeting held in place of the annual meeting, until all dividends accumulated on the Series C preferred shares for the past dividend periods have been fully paid or authorized and declared and a sum sufficient for the payment of those dividends set aside for payment. This will not limit our right to grant separate voting rights to any other series of our preferred shares of beneficial interest.

If and when the dividend preference amount on the Series C preferred shares has been paid in full or authorized and declared and a sum sufficient for the payment of those dividend set aside for payment in full, the holders of Series C preferred shares will be divested of the voting rights described above (subject to revesting in the event of each and every preferred dividend default) and, if the dividend preference amount and all dividend arrearages on all other series of parity preferred shares giving rise to such voting rights with respect to those two additional trustees have been paid in full or authorized and declared by the board of trustees and set aside for payment in full, the term of office of each additional trustee so elected will expire. Upon the expiration of the terms of the additional trustees in accordance with the immediately preceding sentence, the number of our trustees will automatically be reduced by the number of these additional trustees whose terms so expired. Any of these additional trustees may be removed at any time with or without cause by the vote of, and will not be removed otherwise than by the vote of, the holders of a majority of the outstanding Series C preferred shares when they have the voting rights set forth above and all other series of parity preferred shares of beneficial interest (voting as a single class). So long as a preferred dividend default shall continue, any vacancy in the office of an additional trustee may be filled by written consent of the additional trustee remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding Series C preferred shares when they have the voting rights set forth above and all other series of parity preferred shares of beneficial interest (voting as a single class). The additional trustees will be entitled to one vote per trustee on any matter. These provisions constitute our election not to be subject to Section 3-804(c) of the Maryland General Corporation Law to the extent that holders of Series C preferred shares and parity preferred shares of beneficial interest are entitled to elect these additional trustees to the board of trustees during a preferred dividend default.

So long as any Series C preferred shares remain outstanding, we may not, without the affirmative vote of the holders of at least two-thirds of the Series C preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class):

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authorize, create or increase the authorized or issued amount of any class or series of equity securities ranking senior to the outstanding Series C preferred shares with respect to the payment of dividends or the distribution of assets upon liquidation or reclassify any of our authorized equity securities into any such senior equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or

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amend, alter or repeal the provisions of our declaration of trust (including the articles supplementary for the Series C preferred shares), whether by merger or consolidation or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series C preferred shares; provided, however, that with respect to any such amendment, alteration or repeal of the provisions of our declaration of trust (including the articles supplementary for the Series C preferred shares) upon the occurrence of an event, so long as Series C preferred shares remain outstanding with their terms materially unchanged in any adverse respect, taking into account that, upon the occurrence of an event, we may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series C preferred shares, the occurrence of any such event shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series C preferred shares; and provided further that any increase in the amount of authorized Series C preferred shares or the authorization, creation or issuance of any other class or series of our equity securities, in each case ranking on a parity with or junior to the Series C preferred shares with respect to the payment of dividends and the distribution of assets upon liquidation, shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series C preferred shares.

The foregoing voting provisions will not apply if, at or prior to the time when the action with respect to which such vote would otherwise be required shall be effected, all outstanding Series C preferred shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Not Convertible

The Series C preferred shares are not convertible into or exchangeable for our property or securities.

Restrictions on Ownership and Transfer

The Series C preferred shares are subject to ownership restrictions which we describe in the accompanying prospectus. See “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer.”

Status

All Series C preferred shares which we redeem or reacquire in any manner will be restored to the status of authorized but unissued Series C preferred shares which may be reissued or reclassified by our board of trustees in accordance with the applicable provisions of our declaration of trust.

Information Rights

During any period in which we are not subject to the reporting requirements of the Exchange Act but Series C preferred shares are outstanding, we will mail to all holders of Series C preferred shares, as their names and addresses appear in our record books, copies of the annual reports and quarterly reports that we would have been required to file with the SEC if we were so subject (other than any exhibits that would have been required). We will mail the reports within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to the reporting requirements of the Exchange Act. In addition, during the same period, we will, promptly upon written request, supply copies of such reports to any prospective holder of Series C preferred shares.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Series C preferred shares. This summary supplements and updates the more detailed description of these matters incorporated by reference in this prospectus supplement in exhibit 99.2 to our current report on Form 8-K filed January 10, 2007 describing “Material U.S. Federal Income Tax Considerations.”

This summary is based on current law and does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including, without limitation, dealers or traders in securities, insurance companies, financial institutions and shareholders that hold our shares as part of a hedge, straddle conversion transaction or other arrangement) subject to special treatment under U.S. federal income tax laws.

You should consult your own tax advisor regarding the specific tax consequences of the purchase, ownership and sale of the Series C preferred shares.

Taxation of Taxable Domestic Shareholders

As used herein, the term “U.S. shareholder” means a beneficial owner of Series C preferred shares who (for U.S. federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) is an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) is a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. In the case of a partnership, the tax treatment of distributions with respect to our Series C preferred shares depends on the activities of the partnership and the status of its partners. Partnerships and their partners should consult their tax advisors.

As long as RAIT qualifies as a REIT, distributions made out of our current or accumulated earnings and profits (and not designated as capital gain dividends) will generally constitute dividends taxable to our taxable corporate U.S. shareholders as ordinary income taxed at a maximum rate of 35%, such corporate U.S. shareholders will not be eligible for the dividends received deduction for corporate U.S. shareholders. It is not likely that a significant amount of our dividends paid to individual U.S. shareholders will constitute “qualified dividend income” eligible for the current reduced maximum tax rate of 15%. Dividends received from a REIT generally are treated as “qualified dividend income” eligible for the reduced tax rate to the extent that the REIT has received “qualified dividend income” from other non-REIT corporations, such as taxable REIT subsidiaries. In addition, if a REIT pays U.S. federal income tax on its undistributed net taxable income or on certain gains from the disposition of assets acquired from C corporations, the excess of the income subject to tax over the taxes paid will be treated as “qualified dividend income” in the subsequent taxable year.

Distributions made by us that are properly designated as capital gain dividends will be taxable to U.S. shareholders as gains (to the extent they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we held the assets which produced the gains, and on certain designations, if any, which may be made by us, such gains may be taxable to noncorporate U.S. shareholders at a 15% or 25% rate, without regard to the period for which the U.S. shareholder has held the Series C preferred shares. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent we make distributions (not designated as capital gain dividends) in excess of our current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. shareholder, reducing the adjusted basis which such U.S. shareholder has in his Series C preferred shares for tax purposes by the amount of such distribution (but not below zero). Under our governing instruments, any earnings and profits will first be allocated to holders of our preferred shares before any of it is allocated to distributions to our common shareholders. Accordingly, it is unlikely that distributions with respect to our Series C preferred shares will be in excess of our current and accumulated earnings and profits. Distributions in excess of a U.S. shareholder’s adjusted basis in his shares will be taxable as capital gain (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the Series C preferred shares have been held for more than one year. Dividends declared by us in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by the shareholder on December 31st of that year; provided the dividend is actually paid by us on or before January 31st of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of RAIT.

Distributions made by us and gain arising from the sale or exchange by a U.S. shareholder of shares will not be treated as passive activity income, and, as a result, U.S. shareholders generally will not be able to apply any “passive losses” against such income or gain. Distributions made by us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Series C preferred shares and certain qualifying dividends (or distributions treated as such), will not be treated as investment income under certain circumstances.

Redemption of Series C Preferred Shares

Redemption of Series C preferred shares for cash will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income rates, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code for the sale or exchange of the redeemable shares. The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to you, (ii) results in a “complete termination” of your share interest in RAIT, or (iii) is “not essentially equivalent to a dividend” with respect to you, all within the meaning of Section 302(b) of the Code.

In determining whether any of these tests have been met, common shares, other series of preferred shares and any options to acquire the foregoing considered to be owned by you by reason of certain constructive ownership rules set forth in the Code, as well as common shares, other series of preferred shares and any options to acquire the foregoing actually owned by you, must generally be taken into account. If you do not own (actually or constructively) any common shares of RAIT, or an insubstantial percentage of our outstanding common shares or preferred shares, based upon current law, a redemption of your Series C preferred shares is likely to qualify for sale or exchange treatment because the redemption would not be “essentially equivalent to a dividend.” However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to your Series C preferred shares depends upon the facts and circumstances at the time the determination must be made, you are advised to consult your own tax advisor to determine such tax treatment.

If a redemption of Series C preferred shares is not treated as a distribution taxable as a dividend to you, it will be treated as a taxable sale or exchange of the shares. As a result, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (ii) your adjusted basis in the Series C preferred shares for tax purposes. Such gain or loss will be capital gain or loss if the Series C preferred shares have been held as a capital asset, and will be long-term gain or loss if the Series C preferred shares have been held for more than one year at the time of the redemption. If a redemption of Series C preferred shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by you. Your adjusted basis in the redeemable Series C preferred shares for tax purposes will be transferred to your remaining shares in RAIT. If you do not own any of our other shares, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

Disposition of Series C Preferred Shares

If you are a U.S. shareholder and you sell or dispose of your Series C preferred shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the Series C preferred shares for tax purposes. This gain or loss will be capital gain or loss if you have held the Series C preferred shares as a capital asset and, if you are a U.S. shareholder, will be long-term capital gain or loss if you have held the Series C preferred shares for more than one year at the time of disposition.

In general, if you are a U.S. shareholder and you recognize loss upon the sale or other disposition of Series C preferred shares that you have held for six months or less, after applying the holding period rules set forth in the Code, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

U.S. shareholders who realize a loss on the sale or exchange of shares may be required to file IRS Form 8886, Reportable Transaction Disclosure Statement, if the loss exceeds certain thresholds (for individual taxpayers, the threshold is $2,000,000 for a loss in a single taxable year). U.S. shareholders should consult with their tax advisors regarding Form 8886 filing requirements.

Backup Withholding and Information Reporting

We will report to our domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any from those dividends. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate equal to the fourth lowest rate of tax under Section 1(c) of the Code (which is currently 28%) with respect to dividends paid and redemption proceeds unless the shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Notwithstanding the foregoing, we will institute backup withholding with respect to a shareholder when instructed to do so by the IRS. A shareholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding may be creditable against the shareholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. shareholders who fail to provide us with certification of their non-foreign status.

Taxation of Tax-Exempt Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. shareholder has not held our preferred shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), (2) the preferred shares of us are not otherwise used in an unrelated trade or business, and (3) we and Taberna do not hold an asset that generates “excess inclusion income” (See “Material U.S. Federal Income Tax Considerations-Excess Inclusion Income” of exhibit 99.2 to our current report on Form 8-K filed January 10, 2007), distributions from us and income from the sale of our preferred shares should generally not be treated as UBTI to a tax-exempt U.S. shareholder. We and Taberna expect to engage in transactions that result in a portion of our dividend income being considered “excess inclusion income,” and accordingly, it is likely that a significant portion of our dividends received by a tax-exempt shareholder will be treated as UBTI. Tax-exempt investors should carefully consider the consequences of investing in our Series C preferred shares and should consult with their tax advisors with respect to excess inclusion income.

In certain circumstances a pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of such shares, and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding shares of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities) by the beneficiaries of such trusts. Certain restrictions on ownership and transfer of our shares should generally prevent a tax-exempt entity from owning more than 10% of the value of our shares, or us from becoming a pension-held REIT.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income tax under Section 501(c)(7), (9), (17) and (20) of the Code, respectively, income from an investment in RAIT will constitute UBTI. However, income from an investment in RAIT will not constitute UBTI for voluntary employee benefit associations, supplemental unemployment trusts and qualified group legal services plans if the organization is able to deduct amounts “set aside” or placed in reserve for certain purposes so as to offset the UBTI generated by its investment in RAIT. Such prospective shareholders should consult with their own tax advisors concerning these “set aside” and reserve requirements.

Taxation of Non-U.S. Shareholders

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our Series C preferred shares applicable to non-U.S. shareholders of our Series C preferred shares. For purposes of this summary, a non-U.S. shareholder is a beneficial owner of our Series C preferred shares that is not a U.S. shareholder. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

Ordinary Dividends.    The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests, or USRPIs, and which are not effectively connected with a U.S. trade or business of the non-U.S. shareholder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. shareholders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. As previously noted, we and Taberna expect to engage in transactions that result in a portion of our dividends being considered “excess inclusion income,” and accordingly, it is likely that a significant portion of our dividends received by a non-U.S. shareholder will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our Series C preferred shares. In cases where the dividend income from a non-U.S. shareholder’s investment in RAIT Series C preferred shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends, and may also be subject to a 30% branch profits tax, after the application of the U.S. federal income tax, in the case of a non-U.S. shareholder that is a corporation.

Non-Dividend Distributions.    Unless (A) our Series C preferred shares constitute a USRPI or (B) either (1) if the non-U.S. shareholder’s investment in our Series C preferred shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our Series C preferred shares constitute a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. shareholder’s adjusted tax basis in our Series C preferred shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type ( e.g. , an individual or a corporation), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Capital Gain Dividends.    Under FIRPTA, a distribution made by us to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries, or USRPI capital gains, will be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. federal income tax at the rates applicable to U.S. shareholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. Moreover, if a non-U.S. shareholder disposes of our Series C preferred shares during the 30-day period preceding a dividend payment by us, and such non-U.S. shareholder (or a person related to such non-U.S. shareholder) acquires or enters into a contract or option to acquire our Series C preferred shares within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. shareholder, then such non-U.S. shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax when received by a non-U.S. holder that is a corporation. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our shares which is regularly traded on an established securities market located in the United States if the non-U.S. shareholder did not own more than 5% of such class of shares at any time during the taxable year. Instead any capital gain dividend will be treated as a distribution subject to the rules discussed above under “—Taxation of Non-U.S. Shareholders” and “—Ordinary Dividends.” Also, the branch profits tax will not apply to such a distribution. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. shareholder from a REIT that are not USRPI capital gains generally are not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. shareholder’s investment in our Series C preferred shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual’s net capital gain for the year).

Dispositions of Our Series C Preferred Shares.    Unless our Series C preferred shares constitute a USRPI, a sale of the shares by a non-U.S. shareholder generally will not be subject to U.S. federal income taxation under FIRPTA. The shares will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We do not expect that more than 50% of our assets (including our proportionate share of Taberna’s assets) will consist of interests in real property located in the United States.

In addition, our Series C preferred shares will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity is a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares is held directly or indirectly by non-U.S. shareholders. We believe that we are, and expect us to continue to be, a domestically controlled qualified investment entity and, therefore, the sale of our Series C preferred shares should not be subject to taxation under FIRPTA. However, because our shares are widely held and publicly traded, we cannot assure investors that we are or will remain a domestically controlled qualified investment entity. Even if we do not qualify as a domestically controlled qualified investment entity, a non-U.S. shareholder’s sale of our Series C preferred shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) our Series C preferred shares owned are of a class that is “regularly traded,” as defined by the applicable Treasury regulations, on an established securities market, and (b) the selling non-U.S. shareholder owned, actually or constructively, 5% or less of our outstanding shares of that class at all times during a specified testing period.

If gain on the sale of our Series C preferred shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our Series C preferred shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (a) if the non-U.S. shareholder’s investment in our Series C preferred shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (b) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our Series C preferred shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our Series C preferred shares conducted through certain United States related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established.

If the proceeds of a disposition of Series C preferred shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and backup withholding unless the disposing non-U.S. shareholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if (i) the payment is made through an office outside the U.S. of a broker that is either (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (c) a “controlled foreign corporation” for U.S. federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business, and (ii) the broker fails to obtain documentary evidence that the shareholder is a non-U.S. shareholder and that certain conditions are met or that the non-U.S. shareholder otherwise is entitled to an exemption.

Possible Legislative or Other Actions Affecting Tax Consequences

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our shares may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions or regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our shares.

State Tax Consequences and Withholding

We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of RAIT and our shareholders may not conform to the U.S. federal income tax consequences discussed above. Several states in which we may own properties may treat REITs as ordinary corporations. We do not believe, however, that shareholders will be required to file state tax returns, other than in their respective states of residence, as a result of the ownership of shares. However, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our shares.

You are advised to consult with your own tax advisor regarding the specific tax consequences to you of the ownership and sale of shares in an entity electing to be taxed as a real estate investment trust, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale, and election and of potential changes in applicable tax laws.

UNDERWRITING

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the Series C preferred shares being offered by this prospectus supplement and the accompanying prospectus. The underwriters’ obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of Series C preferred shares set forth opposite its name below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Piper Jaffray & Co.
RBC Dain Rauscher Inc.
Stifel, Nicolaus & Company, Incorporated
Friedman Billings Ramsey

Total

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the Series C preferred shares being offered if any shares are purchased.

We have granted the underwriters an option to              purchase up to additional Series C preferred shares to be sold in this offering at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within 30 days after the date of this prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to certain conditions, to purchase the additional Series C preferred shares in proportion to their respective commitments as indicated in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      shares of the Series C preferred shares.

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions payable by us

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

The underwriters propose to offer our Series C preferred shares directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not to exceed $             per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed $             per share. The Series C preferred shares will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for purchase of the shares in whole or in part. After the commencement of this offering, the underwriters may change the public offering price and other selling terms.

We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

Our Series C preferred shares is a new issue of securities and, prior to acceptance of Series C preferred shares for listing on the NYSE, there will be no established trading market for the Series C preferred shares. We intend to apply to list the Series C preferred shares on the NYSE under the symbol, “RAS PrC.” If this application is approved, we expect trading in the Series C preferred shares to commence within a 30-day period after the initial delivery of the Series C preferred shares. In order to meet the requirements for listing the Series C preferred shares on the NYSE, the underwriters will undertake to sell (i) Series C preferred shares to ensure a minimum of 100 beneficial holders with a minimum of 100,000 Series C preferred shares outstanding and (ii) a sufficient number of Series C preferred shares so that following this offering, our Series C preferred shares will have a minimum aggregate market value of $2 million. The underwriters have advised us that they intend to make a market in our Series C preferred shares, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series C preferred shares.

In order to facilitate this offering of Series C preferred shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series C preferred shares in accordance with Regulation M under the Exchange Act.

The underwriters may over-allot Series C preferred shares in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional Series C preferred shares as described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series C preferred shares in the open market after pricing that could adversely affect investors who purchase in this offering. To cover these short sales positions or to stabilize the market price of the Series C preferred shares, the underwriters may bid for, and purchase, Series C preferred shares in the open market. These transactions may be effected on the NYSE or otherwise. Additionally, Bear, Stearns & Co. Inc., or Bear Stearns, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our Series C preferred shares may have the effect of raising or maintaining the market price of our Series C preferred shares or preventing or mitigating a decline in the market price of the Series C preferred shares. As a result, the price of the Series C preferred shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, or file with the SEC or cause to be declared effective a registration statement under the Securities Act relating to, any Series C preferred shares, any other equity security of ours or any of our subsidiaries on parity with or senior to the Series C preferred shares (with respect to distribution rights or payments upon our liquidation, dissolution or winding up) or any securities that are convertible into, that are exchangeable or exercisable for, or that represent the right to receive, any such securities, or publicly disclose the intention to make any such offer, sale, pledge, grant, disposition or filing, in each case for a period of 90 days after the date of this prospectus supplement, without the prior written consent of Bear Stearns.

It is expected that delivery of the Series C preferred shares will be made on or about July     , 2007.

Relationships with Underwriters

From time to time, the underwriters and/or their affiliates have engaged in, and may in the future engage in, investment banking, and other commercial dealings in the ordinary course of business with us for which they have received, and expect to receive, customary fees and commissions for these transactions.

Bear Stearns acted as placement agent and structuring agent for three CDO issuers managed by an affiliate of Taberna and three CDO issuers managed by an affiliate of Cohen Brothers LLC, or Cohen & Company, in 2006 and 2007. In connection with these transactions, Bear Stearns received or will receive approximately $38.0 million in fees. Since January 1, 2005 Bear Stearns has also provided warehouse facilities, repurchase agreements and hedging services to Taberna and Cohen & Company related to the CDO issuers managed by those entities for which Bear Stearns received customary fees. In addition, pursuant to agreements between Bear Stearns and Cohen & Company, Bear Stearns has received an aggregate of approximately $27.0 million in compensation since January 1, 2005 for introducing certain issuers of TruPS to Cohen & Company. From time to time in the ordinary course of business, Taberna has and expects to continue to acquire residential mortgage and other real estate-related loans from Bear Stearns and its affiliates. Bear Stearns also acted as joint book-running underwriter in our January 2006 equity offering and the November 2006 equity offering by Alesco Financial Inc., sole global coordinator and sole book-running manager in a private placement for EuroDekania Limited, and as placement agent in a loan by Taberna to a third party, and received customary fees in each case. Alesco Financial Inc. and EuroDekania Limited are affiliates of Cohen & Company. Bear Stearns was the initial purchaser in April 2007 in our private placement of $425.0 million aggregate principal amount of our 6.875% convertible senior notes due 2027 and received customary fees. Daniel G. Cohen, our Chief Executive Officer and a trustee, is the Chairman of Alesco and owns a majority of the interests in Cohen & Company. In addition, Mr. Cohen has a $10 million line of credit with an affiliate of Bear Stearns that is secured by a pledge of our common shares.

RBC Capital Markets Corporation, or RBC, or its affiliates have performed investment banking services from time to time on behalf of RAIT, Taberna or companies affiliated with RAIT and Taberna. Since January 1, 2004, RBC (or its affiliates) has received approximately $21.7 million of fees in exchange for these services.

Stifel, Nicolaus & Company, Incorporated, or Stifel, or its affiliates have performed investment banking services from time to time on behalf of RAIT, Taberna or companies affiliated with RAIT and Taberna. Since January 1, 2004, Stifel has received $3.3 million in fees for introducing issuers of TruPS to Taberna, Alesco and Cohen & Company. Since January 1, 2004, Stifel (or its affiliates) has received approximately $3.1 million of fees in exchange for other investment banking services.

Friedman Billings Ramsey, or FBR, acted as the initial purchaser and placement agent for two private placements of Taberna prior to our acquisition of Taberna. In connection with those offerings FBR received approximately $29.8 million in fees. Since January 1, 2004, FBR also has issued $812.9 million of TruPS that were acquired by subsidiaries of Taberna or were acquired by CDOs managed by affiliates of Cohen & Company. Since January 1, 2004, FBR and/or its affiliates have received approximately $7.6 million of origination fees for introducing issuers of TruPS to Cohen & Company. FBR and its affiliates own an aggregate of 231,173 of our common shares, or 1% of our outstanding common shares. FBR also acted as co-lead book running underwriter in our January 2007 equity offering, sole lead underwriter in our September 2005 equity offering and as lead book running manager in our March 2004 and September 2004 preferred offerings.

These circumstances create potential conflicts of interest because these underwriters have interests in the successful completion of this offering in addition to the underwriting discounts and commissions they will receive.

EXPERTS

The consolidated financial statements and financial statement schedules of RAIT and its subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in RAIT’s current report on Form 8-K filed on June 25, 2007, and RAIT’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included in our Annual Report on Form 10-K for the year ended December 31, 2006, which are incorporated by reference in this prospectus supplement, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their reports which are incorporated by reference in this prospectus supplement and given upon the authority of said firm as experts in auditing and accounting.

With respect to the unaudited interim financial information for the periods ended March 31, 2007 and 2006 incorporated by reference in this prospectus supplement, Grant Thornton LLP has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, the reports of Grant Thornton LLP related to RAIT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 included therein and incorporated by reference in this prospectus supplement, state that Grant Thornton LLP did not audit and does not express any opinion on that interim financial information. Accordingly, the degree of your reliance on these reports on the unaudited interim financial information contained in such Quarterly report on Form 10-Q should be restricted in light of the limited nature of the review procedures applied. Grant Thornton LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement, of which this prospectus supplement and accompanying prospectus form a part, prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

LEGAL OPINIONS

The legality of the securities will be passed upon for us by DLA Piper US LLP, Baltimore, Maryland. In addition, certain tax and other matters will be passed upon for us by Ledgewood, a professional corporation, Philadelphia, Pennsylvania. In particular, we expect to receive the opinion of Ledgewood to the effect that, for our taxable years ended December 31, 1998 through December 31, 2006, our organization and current and proposed method of operation have enabled us to qualify as a REIT and will continue to enable us to qualify as a REIT for our taxable year ended December 31, 2007 and in the future. Investors should be aware that the opinion of Ledgewood is based on upon customary assumptions and is conditioned upon factual representations made by us and Taberna, regarding our organization, assets, present and future conduct of our business operations, the fair market value of our investments in TRSs and other assets, and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will continue to operate in a manner that will continue to make such representations true for subsequent taxable years. In addition, Ledgewood’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Ledgewood’s opinion is not binding upon the Internal Revenue Service or any court. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Ledgewood will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

Certain matters will be passed upon for the underwriters by Pepper Hamilton LLP. Pepper Hamilton LLP may rely on DLA Piper US LLP as to certain matters of Maryland law.

PROSPECTUS

RAIT FINANCIAL TRUST

Common Shares of Beneficial Interest

Preferred Shares of Beneficial Interest

Warrants

This prospectus contains a general description of the securities which we may offer for sale. We will provide the specific terms of the securities we sell in one or more supplements to this prospectus or other offering materials.

You should read this prospectus, any prospectus supplement and any other offering materials carefully before you invest.

Our common shares are listed for trading on the New York Stock Exchange under the symbol “RAS.”

You should read the sections entitled “ Risk Factors” on page 6 in this prospectus and in our filings with the Securities and Exchange Commission that are incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005, our subsequent Quarterly Reports on Form 10-Q and our Current Report on Form 8-K filed January 10, 2007 for a discussion of factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated January 10, 2007.

ABOUT THIS PROSPECTU S

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this registration process, over the next three years (or such longer period permitted under SEC rules), we may sell any combination of our common shares of beneficial interest, or common shares, preferred shares of beneficial interest, or preferred shares, and warrants exercisable for preferred shares or common shares. The terms of these offerings will be determined at the time of sale. We refer to the common shares, preferred shares and warrants collectively as the “securities” in this prospectus. For more information on how our securities may be sold, please read the section of the prospectus entitled “Plan of Distribution.”

The specific terms of the securities we offer and the terms of their sale will be set forth in an accompanying supplement to this prospectus or other offering materials. This prospectus describes some of the general terms that may apply to these securities. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement and any other offering materials together with the additional information described in the section of the prospectus entitled “Where You Can Find More Information.” We are not making an offer of our securities in any state where the offer or solicitation is not authorized. Our address is c/o RAIT Partnership, L.P., Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA, 19104. Our telephone number is (215) 861-7900. References in this prospectus to “we”, “us” and “our” are to RAIT Financial Trust.

FORWARD-LOOKING STATEMENT S

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains or incorporates by reference such “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements.

We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus and they may also be incorporated by reference in this prospectus to other documents filed with the SEC, and include, but are not limited to, statements about the benefits of the recent business combination transaction involving us and Taberna Realty Finance Trust, or Taberna, statements about future financial and operating results and performance, statements about our plans, objectives, expectations and intentions with respect to future operations, products and services, and other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the risk factors discussed and identified in our public filings with the SEC;

•	the businesses of RAIT and Taberna may not be integrated successfully, or such integration may take longer, be more difficult, time-consuming or costly to accomplish than expected;

•	the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger may be greater than expected;

•	adverse governmental or regulatory policies may be enacted;

•	management and other key personnel may be lost;

•	competition from other real estate investment trusts and other specialty finance vehicles may increase;

•	we may be unable to obtain adequate capital and other funding for operations at attractive rates or otherwise;

•	fluctuations in interest rates and related hedging activities against such interest rates may affect our revenues and the value of our assets;

•	covenants in our financing arrangements may restrict our business operations;

•

RAIT and Taberna may fail to maintain qualification as real estate investment trusts, or REITs, or penalty taxes may be imposed on RAIT and Taberna under the REIT provisions of the Internal Revenue Code;

•	we may be unable to acquire eligible securities for CDO and other securitization transactions on favorable economic terms;

•	adverse market trends may affect the value of real estate and other securities that are used as collateral in CDO and other securitizations;

•	borrowing costs may increase relative to the interest received on our investments;

•	we may fail to maintain exemptions under the Investment Company Act of 1940, which would subject us to significant restrictions on our operations, governance and ability to use financing;

•	geographic concentrations in investment portfolios of residential mortgage loans could be adversely affected by economic factors unique to such concentrations;

•

the market value of real estate that secures mortgage loans could diminish due to factors outside of our control such as natural disasters, changes in neighborhood values, competitive overbuilding, weather, casualty losses, occupancy rates and other similar factors;

•	changes in the market for trust preferred securities, which is a material source of the collateral underlying Taberna’s CDOs, may adversely affect our operations; and

•	general business and economic conditions could adversely affect credit quality and loan originations.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference in this prospectus. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that we have filed with the SEC and incorporated by reference into this prospectus, which we refer to in “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATIO N

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any reports, statements or other information that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov. Unless specifically listed under “Incorporation by Reference” below, the information contained on the SEC website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

INCORPORATION BY REFERENC E

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents we have filed with the SEC but that we do not include in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below that we have filed with the SEC.

•	Annual Report on Form 10-K for the year ended December 31, 2005 which incorporates by reference certain sections of our Definitive Proxy Statement on Schedule 14A filed April 14, 2006.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

•

Current Reports on Form 8-K filed January 27, 2006, June 9, 2006, June 13, 2006, July 17, 2006, August 3, 2006 (Item 8.01 only), September 26, 2006, October 12, 2006, October 30, 2006, November 3, 2006 (Item 8.01 only), November 8, 2006, December 15, 2006 (as amended by a Current Report filed on Form 8-K filed on January 4, 2007), January 4, 2007 and January 10, 2007.

•	The description of our common shares contained in our Registration Statement on Form 8-A/A dated January 23, 2002.

•	The description of our Series A preferred shares contained in our Registration Statement on Form 8-A/A dated April 12, 2004.

•	The description of our Series B preferred shares contained in our Registration Statement on Form 8-A/A dated October 26, 2004.

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, on or after the date of this prospectus and prior to the termination of this offering made pursuant to this prospectus also will be deemed to be incorporated herein by reference and will automatically update and supersede information in this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished to but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit).

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

RAIT Financial Trust

Attention: Andres Viroslav

Vice President and Director of Corporate Communications

c/o RAIT Partnership, L.P.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Telephone: (215) 861-7900

You should rely only on the information incorporated by reference or provided in this prospectus, any supplement to this prospectus or any other offering materials we may use. We have not authorized any person to provide information other than that provided in this prospectus, any supplement to this prospectus or any other offering materials we may use. You should assume that the information in this prospectus, any prospectus supplement and any other offering materials we may use is accurate only as of the date on its cover page and that any information in a document we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

The statements that we make in this prospectus or in any document incorporated by reference in this prospectus about the contents of any other documents are not necessarily complete, and are qualified in their entirety by referring you to copies of those documents that are filed as exhibits to the registration statement, of which this prospectus forms a part, or as an exhibit to the documents incorporated by reference. You can obtain copies of these documents from the SEC or from us, as described above.

OUR COMPAN Y

RAIT Financial Trust is a specialty finance company that provides a comprehensive set of debt financing options to the real estate industry. We conduct our business through RAIT and its subsidiary, Taberna Realty Finance Trust, or Taberna, as well as through their respective subsidiaries. RAIT is a self-managed and self-advised real estate investment trust, or REIT. Since acquiring Taberna in December 2006, we have integrated our decision-making processes.

Our combined company focuses its business on the following:

•	making real estate loans;

•	acquiring real estate loans;

•	acquiring real estate interests;

•	originating financing for REITs and other real estate operating companies, primarily in the form of trust preferred securities and subordinated debt;

•

investing in mortgage loans, residential mortgage-backed securities, or RMBS, commercial mortgage-backed securities, or CMBS, other real estate-related senior and subordinated debt securities and other senior and subordinated debt securities of REITs and other real estate operating companies; and

•

structuring, managing and investing in collateralized debt obligation, or CDO, transactions and other asset securitizations that enable us to match-fund certain assets with liabilities through our established financing strategy.

We seek to generate income for distribution to our shareholders from a combination of:

•	interest and fees on loans;

•	rents and other income from our real estate interests;

•	gains on the disposition of our investments;

•	interest and dividend income from our investments, including debt and equity interests that we purchase in CDO transactions;

•	management fee revenue that we receive through Taberna’s subsidiary, Taberna Capital Management, LLC, for structuring and managing CDOs;

•	servicing fee income from the servicing of commercial real estate loans; and

•

origination fee revenue that we receive through Taberna’s broker-dealer subsidiary, Taberna Securities, LLC, for originating trust preferred securities and debt securities and, possibly in the future, preferred security financing arrangements for REITs and real estate operating companies.

Core components of our business include a robust origination network, a disciplined credit underwriting process and, through our ownership of Taberna, an ability to finance our business more efficiently through the use of CDO transactions. Our extensive origination network allows up to lend to real estate borrowers internationally on a secured and unsecured basis, including through trust preferred securities, bridge loans, and mezzanine lending. A broad referral network in both North America and Europe supports our origination platform. Our credit underwriting involves an extensive due diligence process that seeks to identify risks related to each proposed investment before an investment decision is made and, thereafter, to monitor each investment on a continuous basis. As a result of our acquisition of Taberna, we have acquired a platform that we believe will allow us to structure CDO transactions and similar financing arrangements to finance asset growth. We expect that use of CDOs will enable us to match the interest rates and maturities of our assets with the interest rates and maturities of our financing, thereby reducing interest rate volatility risk. We also believe that the use of CDOs will lower our cost of funds by providing access to a global network of fixed income investors and allow us to compete with larger institutions providing loan products similar to ours.

Our principal executive offices are located at c/o RAIT Partnership, L.P., Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104 and our telephone number is (215) 861-7900. Our internet address is http://www.raitft.com. We are not incorporating by reference into this prospectus any material from our website.

RISK FACTOR S

Investing in our securities involves risk. You should carefully consider the specific risks discussed or incorporated by reference in the applicable prospectus supplement or in this prospectus, together with all the other information contained or incorporated by reference in this prospectus or in an applicable prospectus supplement. In particular, you should consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and our Current Report on Form 8-K, dated January 10, 2007, which are incorporated by reference in this prospectus and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

DESCRIPTION OF SHARES OF BENEFICIAL INTERES T

General

The following description of our common shares and preferred shares sets forth certain general terms and provisions of the common shares and preferred shares to which any prospectus supplement may relate. The terms of our Declaration of Trust and by-laws are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Under our declaration of trust, we may issue up to 200,000,000 common shares and 25,000,000 preferred shares. As of January 3, 2007, we had outstanding 52,151,412 common shares, 2,760,000 7.75% Series A cumulative redeemable preferred shares of beneficial interest, or Series A preferred shares, and 2,258,300 8.375% Series B cumulative redeemable preferred shares of beneficial interest, or Series B preferred shares. Our board of trustees may amend our declaration of trust by a majority vote to increase or decrease the aggregate number of our authorized shares, to establish any series of our shares or to increase or decrease the number of shares in any class that we have authority to issue.

Common Shares

Subject to the preferential rights of any preferred shares outstanding, the ownership limitations described in “Restrictions on Ownership and Transfer” below, and the right of our board of trustees to establish separate classes of common shares and determine their rights and preferences, our common shares have the following characteristics:

•	each common share entitles the holder to one vote on matters voted on by common shareholders;

•	common shares do not have cumulative voting rights;

•	distributions are payable as and when authorized by our board of trustees;

•	holders of common shares generally are not liable for our debts;

•

if we are liquidated, each common share participates pro rata in our assets that remain after payment, or provision for payment, of our debts and payment of the liquidation preferences of any preferred shares; and

•	common shares do not have conversion, exchange, sinking fund, redemption, appraisal or preemptive rights.

Our declaration of trust specifies the vote required for our security holders to take certain actions. The affirmative vote of a majority of our outstanding voting shares (which includes our common shares and, to the extent set forth below, our preferred shares) is required before our board of trustees may take any action to revoke our election to be taxed as a REIT. A trustee may be removed by a two-thirds vote of our outstanding voting shares. Our declaration of trust may be amended by a majority vote of our outstanding voting shares except that provisions relating to the trustees, the ownership limitation, amendments to the declaration of trust and our dissolution and termination may only be amended by a two-thirds vote of our outstanding voting shares. Our shareholders may vote to terminate our existence by a two-thirds vote of our outstanding voting shares. A majority of all the votes entitled to be cast on the matter is required in order for us to merge into another entity, consolidate with one or more other entities into a new entity or sell, lease, exchange or otherwise transfer all or substantially all of our property.

Preferred Shares

The following description sets forth general terms and provisions of our authorized preferred shares. Any preferred shares issued under this registration statement will be issued as one or more new series of preferred shares, the rights, preferences, privileges and restrictions of which will be fixed by articles supplementary relating to each series. A prospectus supplement relating to each series will specify the terms of the preferred shares, including:

•	the maximum number of shares in the series and the designation of the series;

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of beneficial interests;

•	the voting rights, if any, of the shares of the series; and

•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

Our outstanding Series A preferred shares and Series B preferred shares rank senior to common shares with respect to dividend rights, redemption rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up. No cash dividends may be paid on common shares unless full cumulative dividends due on these preferred shares have been paid (other than any payment necessary to maintain our qualification as a REIT). If we liquidate, dissolve or wind up, holders of the preferred shares have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of common shares. Holders of the preferred shares generally will have no voting rights, unless their preferred dividends are in arrears for six or more quarterly periods (whether or not consecutive). Whenever such a preferred dividend default exists, the preferred shareholders, voting as a single class, have the right to elect two additional trustees to our board of trustees. This right continues until all dividends accumulated on the preferred shares have been fully paid or authorized and declared and a sum sufficient for the payment thereof set aside for payment. The term of office of each trustee elected by preferred shareholders expires upon cure of the preferred dividend default. As of the date of this prospectus, no dividends on these preferred shares are in arrears.

The description of preferred shares above and the description of the terms of a particular series of preferred shares above or in a prospectus supplement are not complete. You should refer to the articles supplementary with respect to a series of preferred shares for complete information concerning the terms of that series. A copy of the articles supplementary for each new series of preferred shares will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part or as an exhibit to a filing incorporated by reference in such registration statement.

Our board of trustees may authorize the issuance of additional series of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of common shareholders. The issuance of preferred shares, which may provide flexibility in connection with possible acquisitions and other trust purposes, could have the effect of delaying or preventing a change in control, and may cause the market price of common shares to decline or impair the voting and other rights of the holders of common shares.

Restrictions on Ownership and Transfer

To qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, we must meet several requirements regarding the number of our shareholders and concentration of ownership of our shares. Our declaration of trust contains provisions that restrict the ownership and transfer of shares to assist us in complying with these Internal Revenue Code requirements. We refer to these restrictions as the “ownership limitation.”

The ownership limitation provides that, in general:

•	no person may own more than 8.3% of our outstanding common shares, and

•	no person may own more than 9.8% of any series of our outstanding preferred shares.

However, Resource America, Inc., which was our sponsor at the time of our formation, may own up to 15%, in number of shares or value, of our common shares. Resource America, Inc. has advised us that it did not own any of our common shares as of the date of this prospectus.

Ownership of our shares is subject to attribution rules under the Internal Revenue Code which may result in a person being deemed to own shares held by other persons. Our board of trustees may waive the ownership limitation if it determines that such ownership will not jeopardize our qualification as a REIT. As a condition of such waiver, the board of trustees may require an opinion of counsel satisfactory to it or undertakings or representations from the applicant with respect to preserving our REIT qualification. We required no such waiver or opinion with respect to Resource America, Inc.’s ownership rights since they arise from specific provisions of our declaration of trust.

Any person who acquires shares in violation of the ownership limitation must notify us immediately and provide us with any information we may request in order to determine the effect of the acquisition on our qualification as a REIT. The ownership limitation will not apply if the board of trustees determines that it is no longer in our best interest to qualify as a REIT. Otherwise, the ownership limitation may be changed only by an amendment to our declaration of trust by a vote of two-thirds of our outstanding voting shares.

Our declaration of trust provides that if any purported transfer of shares results in

•	any person violating the ownership limitation,

•	our being “closely held” under Section 856(h) of the Internal Revenue Code,

•	our common and preferred shares being owned by fewer than 100 persons, or

•	our owning 10% or more of a tenant of our real property,

the transfer will be of no force or effect as to the excess number of shares and the purported transferee or owner will cease to own any right or interest in the excess shares.

Shares exceeding the ownership limitation transfer automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. The trustee of the trust will be designated by us and must be unaffiliated with us and the prohibited transferee. The trustee must sell the excess shares to a qualified person and distribute the sales proceeds to the prohibited owner. Where a violation of the ownership limitation results from an event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will sell the excess shares to a qualified person and distribute to the prohibited owner an amount equal to the lesser of the market price of the excess shares on the date they became excess shares or the sales proceeds received by the trust for the excess shares, and can exercise all voting rights with respect to the excess shares.

In addition, we may purchase any shares held in the trust for the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust or, in the case of a gift, the market price at the time of gift; and

•	the market price on the date we agree to purchase the shares.

We may purchase the shares for 90 days following the transfer of the shares to the trust. The net sale proceeds will be paid to the prohibited transferee.

Every owner of more than 5% (or any lower percentage set by U.S. federal income tax laws) of our outstanding shares must file a completed questionnaire with us containing information regarding his or her ownership. In addition, each shareholder must, upon demand, disclose in writing any information we may request in order to determine the effect, if any, of such shareholder’s actual and constructive ownership of shares on our qualification as a REIT and to ensure compliance with the ownership limitation.

Transfer Agent

The transfer agent for our common shares is American Stock Transfer & Trust Company. We expect that American Stock Transfer & Trust Company will act as the transfer agent for any preferred shares or warrants we may offer pursuant to a supplement to this prospectus.

Possible Anti-Takeover Effect of Certain Provisions of Our Declaration of Trust and Bylaws

The provisions of our declaration of trust regarding the removal of trustees, the restrictions on ownership and transfer of shares and the provision of our bylaws requiring that we receive advance notice of any person to be nominated by a shareholder for election as a trustee for the nominee to be eligible for election could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for shareholders or that the shareholders otherwise may believe to be desirable.

No Shareholder Rights Plan

We currently do not have a shareholder rights plan.

DESCRIPTION OF WARRANT S

The following describes some of the general terms and provisions of warrants we may issue. Warrants may be issued independently or together with any other securities offered by any prospectus supplement or any other offering materials and may be attached to or separate from those securities. Warrants may be issued under warrant agreements to be entered into between us and a warrant agent or may be represented by individual warrant certificates, all as specified in the applicable prospectus supplement or any other offering materials. The warrant agent, if any, for any series of warrants will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

Reference is made to each prospectus supplement or any other offering materials for the specific terms of the warrants offered thereby. These terms may include the following, as applicable:

•	the title and aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the title, amount and terms of the securities purchasable upon exercise of the warrants;

•	the title, amount and terms of the securities offered with the warrants and the number of warrants issued with each such security;

•	the date, if any, on and after which the warrants and the related securities will be separately transferable;

•	the price at which the related securities may be purchased upon exercise of the warrants;

•	the exercise period for the warrants;

•	the minimum or maximum number of warrants which may be exercised at any one time;

•	any applicable anti-dilution, redemption or call provisions;

•	any applicable book-entry provisions;

•	a discussion of federal income tax considerations, if any; and

•	any other terms of the warrants.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION O F

TRUST AND BYLAWS

Board of Trustees

Our declaration of trust requires us to have no fewer than three and no more than nine trustees. A majority of our trustees must be “independent trustees.” The declaration of trust defines an independent trustee as one who, during the preceding two years, has not:

•	been an affiliate of Resource America, Inc., Brandywine Construction & Management, Inc. or their affiliates,

•	been one of our officers, or

•	had a material business or professional relationship with us, Resource America, Inc., Brandywine Construction & Management or their affiliates.

The trustees may increase or decrease the number of trustees by a majority vote; however, the number of trustees may be increased above nine or decreased below three only by a vote of at least 75% of the trustees then in office, and the term of office of a trustee may not be affected by a decrease in the authorized number of trustees. Any vacancy, including one created by an increase in the number of trustees, may be filled by a majority of the remaining trustees, except that independent trustees must nominate replacements for vacancies in independent trustee positions.

Our declaration of trust provides that a trustee may be removed, with or without cause, by a vote of two-thirds of our outstanding voting shares. This provision may operate to make it impractical for shareholders to remove incumbent trustees and fill the vacancies created by such removal with their own nominees.

Business Combinations

Under Maryland law, certain “business combinations” between us and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares, an affiliate of ours who, at any time within the previous two years was the beneficial owner of 10% or more of the voting power of our shares, whom the statute terms an “interested shareholder,” or an affiliate of an interested shareholder, are prohibited for five years after the most recent date on which an “interested shareholder” became an interested shareholder. The business combinations subject to this law include principally mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities. After the five year period has elapsed, a proposed business combination must be recommended by the board of trustees and approved by the affirmative vote of at least:

•	80% of our outstanding voting shares, and

•	two-thirds of our outstanding voting shares, excluding shares held by the interested shareholder unless, among other conditions, the shareholders receive a minimum price, as defined by Maryland law, for their shares and the consideration is in cash or in the same form as previously paid by the interested shareholder for its shares. These provisions do not apply, however, to business combinations that our board of trustees approves or exempts prior to the time that the interested shareholder becomes an interested shareholder.

Control Share Acquisitions

Maryland law provides that “control shares” acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of our outstanding voting shares, excluding shares owned by the acquiror or by officers or trustees who are our employees. “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any shareholders’ meeting.

If voting rights are not approved at the shareholders’ meeting or if the acquiring person does not deliver an acquiring person statement as required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting, and the acquiror may then vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted from the Maryland control share acquisition statute by our declaration of trust or bylaws.

Our bylaws exempt from the Maryland control share acquisition statute any and all acquisitions of our common or preferred shares by any person. The board of trustees has the right, however, to amend or eliminate this exemption at any time in the future.

Amendment of Our Declaration of Trust and Bylaws

Our declaration of trust may be amended by a majority vote of our outstanding voting shares, except that provisions relating to the trustees, the ownership limitation, amendments to the declaration of trust and our dissolution and termination may only be amended by a vote of two-thirds of our outstanding voting shares. The board of trustees may amend the declaration of trust by a two-thirds vote, without any action by our shareholders, to allow us to qualify, or continue our qualification, as a REIT and, by a majority vote, to increase or decrease the aggregate number of our authorized shares, to establish any series of our shares or to decrease or increase the number of shares in any class that we have authority to issue. Our bylaws may be amended only by the board of trustees.

Meetings of Shareholders

Our declaration of trust provides for annual shareholder meetings to elect trustees. Special shareholder meetings may be called by our chairman, chief executive officer, president or board of trustees and must be called at the written request of persons holding 50% or more of our outstanding voting shares.

Advance Notice of Nominations of Trustees and New Business

At any annual meeting of shareholders, the nomination of trustees for election and business proposed to be considered may be made only by the board of trustees or by a shareholder who has complied with the advance notice procedures set forth in our bylaws. At any special meeting of shareholders, only the business specified in the notice of meeting may be brought before the meeting.

Dissolution

Shareholders may elect to dissolve our company by a vote of two-thirds of our outstanding voting shares.

Indemnification; Limitations of Trustees’ and Officers’ Liability

Our declaration of trust limits the liability of our trustees and officers for money damages to the fullest extent permitted by Maryland law. Maryland law permits limiting the liability of trustees and officers except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services, or

•	active and deliberate dishonesty by the trustee or officer established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust authorizes us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses to, any of our present or former shareholders, trustees or officers, or any individual who, while a trustee, serves or has served, at our request, as a trustee, director, officer, partner or otherwise at another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise. The indemnification covers any claim or liability to which such person may become subject, or which such person may incur, by reason of his service in such capacity.

Maryland law permits a Maryland REIT to indemnify, and advance expenses to, its trustees, officers, employees and agents to the same extent Maryland law permits corporations to indemnify, and reimburse the expenses of, their directors and officers. Maryland law permits a corporation to indemnify its present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding, and

•	was committed in bad faith, or

•	was the result of active and deliberate dishonesty, or

•	the director actually received an improper personal benefit in money, property, or services, or

•	in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, a Maryland REIT may not indemnify for an adverse judgment in a derivative action. Our bylaws require us, as a condition to advancing expenses, to obtain:

•	a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification, and

•	an undertaking to repay the amount reimbursed if the standard of conduct was not met.

We have indemnification agreements with each of our executive officers and trustees. The indemnification agreements require us to indemnify our executive officers and trustees to the fullest extent permitted by law and to advance all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the agreements, we must also indemnify and advance all expenses incurred by executive officers and trustees seeking to enforce their rights under the indemnification agreements and may cover executive officers and trustees under any trustees’ and officers’ liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by the declaration of trust, bylaws and Maryland law, it provides greater assurance to trustees and executive officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the board of trustees or the shareholders to eliminate the rights it provides.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws

The provisions of our declaration of trust regarding the removal of trustees and the restrictions on the transfer of shares, the advance notice provisions of the bylaws and the business combination provisions of Maryland law, could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for shareholders or that they otherwise may believe to be desirable. Also, if the board of trustees rescinds the provisions of the bylaws electing not to be governed by the control share acquisition statute, that statute could have a similar effect.

Maryland law provides that Maryland statutory real estate investment trusts that have a class of equity securities registered under the Securities Exchange Act of 1934 and have at least three outside trustees can elect by resolution of the board of trustees to be subject to some corporate governance provisions that may be inconsistent with the trust’s declaration of trust and bylaws. For example, the board of trustees may, by electing to cause our company to be subject to the applicable statutory provisions and notwithstanding the trust’s declaration of trust or bylaws:

•	classify our board of trustees,

•	provide that a special meeting of shareholders will be called only at the request of shareholders entitled to cast at least a majority of the votes entitled to be cast at the meeting,

•	reserve for itself the right to fix the number of trustees,

•	provide that a trustee may be removed only by a vote of the holders of two-thirds of the shares entitled to vote, and

•

retain for itself sole authority to fill vacancies created by an increase in the size of the board or by the death, removal or resignation of a trustee and permit a trustee to serve for the balance of the unexpired term instead of until the next annual meeting of shareholders.

Our board has not elected to cause our company to be subject to any of the foregoing provisions. A board of trustees may implement all or any of these provisions without amending the trust’s declaration of trust or bylaws and without shareholder approval. A Maryland statutory real estate investment trust may be prohibited by its declaration of trust or by resolution of its board of trustees from electing any of the provisions of the statute; however, we are not prohibited from implementing any or all of the provisions of the statute, except to the extent such implementation would conflict with certain voting rights of our outstanding series of preferred shares. If implemented, these provisions could discourage offers to acquire our shares and could make more difficult completion of an unsolicited takeover offer.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AN D

PREFERRED SHARE DIVIDENDS

Our ratio of earnings to combined fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations before minority interests from our consolidated statements of income, as adjusted for fixed charges; and fixed charges represent interest expense and preferred share dividends from our consolidated statements of income. We did not have any preferred shares outstanding until March 2004; accordingly, the following table reflects preferred share dividends only for the periods during which the preferred shares have been outstanding.

	Nine months ended September 30, 2006	Year ended December 31,
		2005	2004	2003	2002	2001
		(unaudited)
Ratio of earnings to combined fixed charges and preferred share dividends	2.80	3.82	6.40	10.78	7.99	3.74

USE OF PROCEED S

Except as otherwise set forth in a supplement to this prospectus or in other offering materials we may use, we intend to use the net proceeds from the sale of our securities for general trust purposes, which may include the activities described above under “Our Company.” We may also use the proceeds for other general trust purposes such as repayment or redemption of indebtedness, redemption of preferred equity, capital expenditures and working capital. Pending any of these uses, the net proceeds of a sale will be held in interest-bearing bank accounts or invested in readily marketable, interest-bearing securities.

PLAN OF DISTRIBUTIO N

We may distribute our securities from time to time in one or more transactions at a fixed price or prices. We may change these prices from time to time. We may also distribute our securities at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We will describe the distribution method for each offering in a prospectus supplement.

We may sell our securities in any of the following ways:

•	through underwriters or dealers,

•	through agents who may be deemed to be underwriters as defined in the Securities Act,

•	directly to one or more purchasers, and

•	directly to holders of warrants exercisable for our securities upon the exercise of their warrants.

The prospectus supplement or any other offering materials we may use for a particular offering will set forth the terms of the securities we offer, the terms of the offering, purchase price, the proceeds we will receive from the offering, any delayed delivery arrangements, any underwriting arrangements, including underwriting discounts and other items constituting underwriters’ compensation, and any discounts or concessions allowed or reallowed or paid to dealers. We may have agreements with the underwriters, dealers and agents who participate in the distribution to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments which they may be required to make.

If we use underwriters in the sale, the securities we offer will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Our securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of our securities will be named in the prospectus supplement or any other offering materials relating to that offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of that prospectus supplement or in the other offering materials.

If we use dealers in an offering of our securities, we will sell the shares to the dealers as principals. The dealers may then resell the shares to the public at varying prices to be determined by those dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement or other offering materials. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may also offer our securities directly, or though agents we designate, from time to time at fixed prices, which we may change, or at varying prices determined at the time of sale. We will name any agent we use and describe the terms of the agency, including any commission payable by us to the agent, in a prospectus supplement or other offering materials. Unless otherwise indicated in the prospectus supplement or any other offering materials, any agent we use will act on a reasonable best efforts basis for the period of its appointment.

In certain states, our securities may be sold only through registered or licensed brokers or dealers. In addition, in certain states, our securities may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

Any common shares sold pursuant to a prospectus supplement or any other offering materials will be listed on the New York Stock Exchange or other national securities exchange. Preferred shares and warrants may or may not be listed on a national securities exchange.

EXPERT S

The consolidated financial statements and financial statement schedules of RAIT and its subsidiaries as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in the Current Report on Form 8-K filed January 4, 2007 and RAIT’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included in our Annual Report on Form 10-K for the year ended December 31, 2005, which are incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in its reports which are incorporated by reference in this prospectus and given upon the authority of said firm as experts in auditing and accounting.

With respect to the unaudited interim financial information for the periods ended March 31, 2006 and 2005, June 30, 2006 and 2005 and September 30, 2006 and 2005 incorporated by reference in this prospectus, Grant Thornton LLP has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, the reports of Grant Thornton LLP included in our Current Report on Form 8-K filed January 4, 2007 relating to our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 included therein and incorporated by reference in this prospectus, state that Grant Thornton LLP did not audit and does not express any opinion on that interim financial information. Accordingly, the degree of your reliance on these reports should be restricted in light of the limited nature of the review procedures applied. Grant Thornton LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement, of which this prospectus forms a part, prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

The consolidated financial statements and schedules of Taberna at December 31, 2005 and for the period from April 28, 2005 to December 31, 2005, and the consolidated financial statements of the predecessor entities for the period from March 3, 2005 to April 27, 2005 incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon included in our Current Report on Form 8-K/A filed January 4, 2007, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL OPINION S

The legality of the securities will be passed upon for us by DLA Piper US LLP, Baltimore, Maryland. In addition, certain tax and other matters will be passed upon for us by Ledgewood, a professional corporation, Philadelphia, Pennsylvania. In particular, we expect to receive the opinion of Ledgewood to the effect that, for our taxable years ended December 31, 1998 through December 31, 2006, our organization and current and proposed method of operation have enabled us to qualify as a REIT and will continue to enable us to qualify as a REIT for our taxable year ended December 31, 2007 and in the future. Investors should be aware that the opinion of Ledgewood is based on upon customary assumptions and is conditioned upon factual representations made by us and Taberna, regarding our organization, assets, present and future conduct of our business operations, the fair market value of our investments in TRSs and other assets, and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will continue to operate in a manner that will continue to make such representations true for subsequent taxable years. In addition, Ledgewood’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Ledgewood’s opinion is not binding upon the Internal Revenue Service or any court. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Ledgewood will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

Certain matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Washington, D.C. Gibson, Dunn & Crutcher LLP represents us and certain of our subsidiaries in other legal matters. Gibson, Dunn & Crutcher LLP may rely on DLA Piper US LLP as to certain matters of Maryland law.

No person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized representations or information. This prospectus supplement and the accompanying prospectus are an offer to sell only the preferred shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus are current only as of their respective dates.

                     Shares

% Series C Cumulative

Redeemable Preferred Shares

PROSPECTUS SUPPLEMENT

June     , 2007

Sole Book-Running Manager

Bear, Stearns & Co. Inc.

Piper Jaffray

RBC Capital Markets

Stifel Nicolaus

Friedman Billings Ramsey